                        1934 Act Registration No. 1-31731


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                              Dated April 27, 2004



                           Chunghwa Telecom Co., Ltd.
                 (Translation of Registrant's Name into English)


                            21-3 Hsinyi Road Sec. 1,
                           Taipei, Taiwan, 100 R.O.C.
                     (Address of Principal Executive Office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)


         Form 20-F         x                        Form 40-F
                   -----------------                          ------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                                        No       x
            -----------                              ---------------


     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    2004/04/27
                            Chunghwa Telecom Co., Ltd.


                         By:    /s/   Tan HoChen
                                -----------------------------------
                         Name:  Tan HoChen
                         Title: Chairman & CEO

                                     Exhibit

Exhibit           Description

1 Financial Statements for the Years Ended December 31, 2003 and 2002 Together with Independent Auditors' Report- ROC GAAP
2 Financial Statements as of December 31, 2002 and 2003, and for Each of the Years in the Three Year Period Ended December 31, 2003 Together with Independent Auditors' Report- US GAAP
3 Financial Statements for the three months Ended March 31, 2004 and 2003 Together with Independent Accountants' Report- ROC GAAP
4 Financial Statements as of December 31, 2003 and March 31, 2004 (Unaudited) and for Three Months Ended March 31, 2003 and 2004 (Unaudited)- US GAAP
5        Press Release on 2004/04/27

          Chunghwa Telecom Co., Ltd.

          Financial Statements for the Years Ended
          December 31, 2003 and 2002
          Together with Independent Auditors' Report


          Readers are advised that the original version of these financial statements is in Chinese. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese
------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Regulations for Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those regulations and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company's accounts are subject to examination by the Directorate General of Budget, Accounting and Statistics of the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2002 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.


March 11, 2004
                                Notice to Readers
                                -----------------

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS
DECEMBER 31, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)
--------------------------------------------------------------------------------

                                                                                                2002
                                                                         2003          (As Adjusted--Note 3)
                                                               ----------------------  ---------------------
ASSETS                                                            Amount         %        Amount        %
                                                               -------------  -------  -------------  ------
CURRENT ASSETS
   Cash and cash equivalents (Notes 2 and 4)                   $  13,553,029        3  $   7,652,160       2
   Trade notes and accounts receivable--net of allowance for
    doubtful accounts of $2,345,601 in 2003 and $1,491,907
    in 2002 (Notes 2 and 5)                                       13,982,456        3     15,758,335       3
   Other current monetary assets                                   1,664,655       --      1,852,471       1
   Inventories--net (Notes 2 and 6)                                1,219,459       --      1,163,638      --
   Deferred income taxes (Notes 2 and 15)                         12,070,690        3     12,449,441       3
   Other current assets (Note 7)                                     532,234       --        565,480      --
                                                               -------------  -------  -------------  ------
         Total current assets                                     43,022,523        9     39,441,525       9
                                                               -------------  -------  -------------  ------
INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS (Notes 2,
 8 and 19)
   Funds                                                           2,000,000       --      2,000,000      --
   Investments accounted for using the equity method               1,419,482       --      1,416,901      --
   Investments accounted for using the cost method                 2,076,603        1      2,310,303       1
                                                               -------------  -------  -------------  ------
         Total investment in unconsolidated companies and
          funds                                                    5,496,085        1      5,727,204       1
                                                               -------------  -------  -------------  ------
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9 and 18)
   Cost
      Land                                                       101,756,249       22    101,578,675      22
      Land improvements                                            1,392,265       --      1,331,175      --
      Buildings                                                   53,750,744       12     51,442,169      11
      Machinery and equipment                                     22,466,397        5     21,038,736       5
      Telecommunications network facilities                      614,501,192      133    602,314,839     129
      Miscellaneous equipment                                      2,131,065        1      2,105,199       1
                                                               -------------  -------  -------------  ------
      Total cost                                                 795,997,912      173    779,810,793     168
   Revaluation increment on land                                   5,951,540        1      5,960,931       1
                                                               -------------  -------  -------------  ------
                                                                 801,949,452      174    785,771,724     169
   Less: Accumulated depreciation                                447,098,909       97    427,315,037      92
                                                               -------------  -------  -------------  ------
                                                                 354,850,543       77    358,456,687      77
   Construction in progress and advances related to
    acquisitions of equipment                                     43,106,304       10     48,754,710      10
                                                               -------------  -------  -------------  ------
         Property, plant and equipment--net                      397,956,847       87    407,211,397      87
                                                               -------------  -------  -------------  ------
INTANGIBLE ASSETS (Note 2)
   3G concession                                                  10,179,000        2     10,179,000       2
   Deferred pension cost                                             427,551       --             --      --
   Patents and computer software--net                                251,361       --        211,506      --
                                                               -------------  -------  -------------  ------
      Total intangible assets                                     10,857,912        2     10,390,506       2
                                                               -------------  -------  -------------  ------
OTHER ASSETS
   Refundable deposits                                             2,018,235        1        759,254      --
   Overdue receivables--net of allowance for losses of
    $5,440,436 in 2003 and $6,012,517
    in 2002 (Notes 2 and 5)                                          991,871       --      1,706,425       1
   Deferred income taxes--non-current (Notes 2 and 15)                14,256       --         22,841      --
   Other                                                             465,650       --        604,274      --
                                                               -------------  -------  -------------  ------
         Total other assets                                        3,490,012        1      3,092,794       1
                                                               -------------  -------  -------------  ------
TOTAL ASSETS                                                   $ 460,823,379      100  $ 465,863,426     100
                                                               =============  =======  =============  ======

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated March 11, 2004)

--------------------------------------------------------------------------------

                                                                                               2002
                                                                         2003          (As Adjusted--Note 3)
                                                               ----------------------  ---------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                               Amount        %        Amount        %
                                                               -------------  -------  -------------  ------
CURRENT LIABILITIES
   Trade notes and accounts payable                            $  11,712,596        2  $  11,217,375       2
   Income tax payable (Notes 2 and 15)                             4,923,766        1      6,058,482       1
   Accrued expenses (Note 10 and 18)                              14,177,945        3     13,636,152       3
   Accrued pension liabilities (Notes 2 and 17)                    3,608,836        1      2,305,671       1
   Dividends payable (Notes 3)                                            --       --     38,590,900       8
   Other current liabilities (Notes 11 and 18)                    21,181,189        5     14,053,397       3
                                                               -------------  -------  -------------  ------
         Total current liabilities                                55,604,332       12     85,861,977      18
                                                               -------------  -------  -------------  ------
LONG-TERM LIABILITIES
   Long-term loans (Note 12)                                         700,000       --     17,700,000       4
   Deferred income                                                   419,037       --        393,182      --
                                                               -------------  -------  -------------  ------
         Total long-term liabilities                               1,119,037       --     18,093,182       4
                                                               -------------  -------  -------------  ------
RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 9)                      211,182       --        211,182      --
                                                               -------------  -------  -------------  ------
OTHER LIABILITIES
   Customers' deposits (Notes 11)                                  5,606,588        2     11,974,520       3
   Other                                                             243,115       --        153,291      --
                                                               -------------  -------  -------------  ------
         Total other liabilities                                   5,849,703        2     12,127,811       3
                                                               -------------  -------  -------------  ------
         Total liabilities                                        62,784,254       14    116,294,152      25
                                                               -------------  -------  -------------  ------
STOCKHOLDERS' EQUITY
   Capital stock--$10 par value; authorized, issued and
    outstanding--9,647,725 thousand shares                        96,477,249       21     96,477,249      21
                                                               -------------  -------  -------------  ------
   Capital surplus:
      Paid-in capital in excess of par value                     214,538,597       47    214,546,263      46
      Capital surplus from revaluation of land                     5,740,358        1      5,749,909       1
      Donations                                                       13,170       --         13,170      --
                                                               -------------  -------  -------------  ------
      Total capital surplus                                      220,292,125       48    220,309,342      47
                                                               -------------  -------  -------------  ------
   Retained earnings:
      Legal reserve                                               29,436,072        6     29,436,072       6
      Special reserve                                              2,675,419       --      2,675,419       1
      Unappropriated earnings                                     49,158,782       11        670,892      --
                                                               -------------  -------  -------------  ------
      Total retained earnings                                     81,270,273       17     32,782,383       7
                                                               -------------  -------  -------------  ------
   Cumulative translation adjustments                         (          522)      --            300      --
                                                               -------------  -------  -------------  ------
         Total stockholders' equity                              398,039,125       86    349,569,274      75
                                                               -------------  -------  -------------  ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 460,823,379      100  $ 465,863,426     100
                                                               =============  =======  =============  ======

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars, Except Basic Net Income Per Share Data)
--------------------------------------------------------------------------------

                                                                                                2002
                                                                         2003          (As Adjusted--Note 3)
                                                               ----------------------  ---------------------
                                                                 Amount          %        Amount        %
                                                               -------------  -------  -------------  ------
SERVICE REVENUES                                               $ 179,148,543      100  $ 176,089,011     100
COSTS OF SERVICES (Note 18)                                       90,722,628       50     90,391,945      51
                                                               -------------  -------  -------------  ------
GROSS PROFIT                                                      88,425,915       50     85,697,066      49
                                                               -------------  -------  -------------  ------
OPERATING EXPENSES
   Marketing                                                      24,297,453       14     24,300,566      14
   General and administrative                                      2,718,777        1      2,876,279       1
   Research and development                                        3,093,454        2      3,102,725       2
                                                               -------------  -------  -------------  ------
      Total operating expenses                                    30,109,684       17     30,279,570      17
                                                               -------------  -------  -------------  ------
INCOME FROM OPERATIONS                                            58,316,231       33     55,417,496      32
                                                               -------------  -------  -------------  ------
OTHER INCOME
   Penalties income                                                1,071,382        1      1,480,114       1
   Income from sale of scrap                                         306,774       --        194,822      --
   Dividends                                                         123,005       --        103,396      --
   Interest                                                           99,800       --        187,007      --
   Foreign exchange gain--net                                         18,708       --             --      --
   Equity in net income of unconsolidated companies                    3,403       --             --      --
   Other income                                                      577,449       --        532,938      --
                                                               -------------  -------  -------------  ------
      Total other income                                           2,200,521        1      2,498,277       1
                                                               -------------  -------  -------------  ------
OTHER EXPENSES
   Losses on disposal of property, plant and equipment               221,603       --        255,096      --
   Losses arising from natural calamities                             84,231       --        208,114      --
   Interest                                                           43,071       --        170,621      --
   Equity in net loss of unconsolidated companies                         --       --        232,551      --
   Foreign exchange loss--net                                             --       --        224,414      --
   Other expense                                                   1,306,329        1      1,079,330       1
                                                               -------------  -------  -------------  ------
      Total other expenses                                         1,655,234        1      2,170,126       1
                                                               -------------  -------  -------------  ------
INCOME BEFORE INCOME TAX                                          58,861,518       33     55,745,647      32
INCOME TAX (Notes 2 and 15)                                       10,373,628        6     12,518,392       7
                                                               -------------  -------  -------------  ------
NET INCOME                                                     $  48,487,890       27  $  43,227,255      25
                                                               =============  =======  =============  ======

                                                                     (Continued)
                                      - 3 -

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

                                                                  2002 (As
                                                   2003       Adjusted--Note 3)
                                             ---------------  ----------------
                                              Income           Income
                                              Before           Before
                                              Income    Net    Income     Net
                                               Tax    Income    Tax     Income
                                             -------  ------  --------  -------
BASIC NET INCOME PER SHARE (Notes 2 and 16)  $  6.10  $ 5.03  $   5.78  $  4.48
                                             =======  ======  ========  =======

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated March 11, 2004)                 (Concluded)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars, Except Dividend Per Share Data)
--------------------------------------------------------------------------------

                                                                                Capital Surplus (Notes 2, 9 and 13)
                                                               --------------------------------------------------------------------
                                                                                 Capital       Gain on
                                      Common Capital Stock       Paid-in         surplus     disposal of
                                   -------------------------     capital          from        property,
                                     Shares                    in excess of    revaluation    plant and
                                   (thousands)     Amount       par value        of land      equipment   Donations       Total
                                   -----------  ------------   -------------   -----------   -----------  ---------   -------------
BALANCE, JANUARY 1, 2002 (AS
ADJUSTED)                            9,647,725  $ 96,477,249   $ 214,546,263   $ 5,750,491   $    75,176  $  13,170   $ 220,385,100
Reclassification of gain on
 disposal of property, plant and
 equipment                                  --            --              --            --  (     75,176)        --  (       75,176)
Reclassification of capital
 surplus from revaluation upon
 disposal of land to other income           --            --              --  (        582)           --         --  (          582)
Net income in the 2002                      --            --              --            --            --         --              --
Appropriation of 2002 earnings
   Legal reserve                            --            --              --            --            --         --              --
   Dividends-$4 per share                   --            --              --            --            --         --              --
Cumulative translation adjustment
 for foreign-currency investments
 in unconsolidated companies                --            --              --            --            --         --              --
                                   -----------  ------------   -------------   -----------   -----------  ---------   -------------
BALANCE, DECEMBER 31, 2002 (AS
ADJUSTED, Note 3)                    9,647,725    96,477,249     214,546,263     5,749,909            --     13,170     220,309,342
Reclassification of capital
 surplus from revaluation upon
 disposal of land to other income           --            --              --  (      8,249)           --         --  (        8,249)
Net transfer of property, plant
 and equipment to National
 Properties Bureau and other
 government agencies                        --            --  (        7,666) (      1,302)           --         --  (        8,968)
Net income in 2003                          --            --              --            --            --         --              --
Cumulative translation adjustment
 for foreign-currency investments
 in unconsolidated companies                --            --              --            --            --         --              --
                                   -----------  ------------   -------------   -----------   -----------  ---------   -------------
BALANCE, DECEMBER 31, 2003           9,647,725  $ 96,477,249   $ 214,538,597   $ 5,740,358   $        --  $  13,170   $ 220,292,125
                                   ===========  ============   =============   ===========   ===========  =========   =============

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated March 11, 2004)

                                                  Retained Earnings (Notes 13)
                                    ---------------------------------------------------------  Cumulative        Total
                                       Legal        Special     Unappropriated                 Translation   Stockholders'
                                      reserve       reserve        earnings          Total     Adjustments      Equity
                                    ------------  -----------   --------------   ------------  -----------   -------------
BALANCE, JANUARY 1, 2002 (AS
ADJUSTED)                           $ 25,105,829  $ 2,675,419   $      289,604   $ 28,070,852  $        --   $ 344,933,201
Reclassification of gain on
 disposal of property, plant and
 equipment                                    --           --           75,176         75,176           --              --
Reclassification of capital
 surplus from revaluation upon
 disposal of land to other income             --           --               --             --           --  (          582)
Net income in the 2002                        --           --       43,227,255     43,227,255           --      43,227,255
Appropriation of 2002 earnings
   Legal reserve                       4,330,243           --  (     4,330,243)            --           --              --
   Dividends-$4 per share                     --           --  (    38,590,900) (  38,590,900)          --  (   38,590,900)
Cumulative translation adjustment
 for foreign-currency investments
 in unconsolidated companies                  --           --               --             --          300             300
                                    ------------  -----------   --------------   ------------  -----------   -------------
BALANCE, DECEMBER 31, 2002 (AS
ADJUSTED, Note 3)                     29,436,072    2,675,419          670,892     32,782,383          300     349,569,274
Reclassification of capital
 surplus from revaluation upon
 disposal of land to other income             --           --               --             --            -  (        8,249)
Net transfer of property, plant
 and equipment to National
 Properties Bureau and other
 government agencies                          --           --               --             --            -  (        8,968)
Net income in 2003                            --           --       48,487,890     48,487,890            -      48,487,890
Cumulative translation adjustment
 for foreign-currency investments
 in unconsolidated companies                  --           --               --             -- (        822) (          822)
                                    ------------  -----------   --------------   ------------  -----------   -------------
BALANCE, DECEMBER 31, 2003          $ 29,436,072  $ 2,675,419   $   49,158,782   $ 81,270,273  $      (522)  $ 398,039,125
                                    ============  ===========   ==============   ============  ===========   =============

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Amounts in New Taiwan Thousand Dollars)
--------------------------------------------------------------------------------

                                                                                   2002
                                                                               (As Adjusted
                                                                    2003         --Note 3)
                                                                ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                   $ 48,487,890   $ 43,227,255
   Adjustments to reconcile net income to net cash provided
    by operating activities:
      Provision for doubtful accounts                              3,239,187      4,930,849
      Depreciation and amortization                               41,980,125     40,896,748
      Reversal of allowance for losses on inventories          (      15,093) (      18,040)
      Net loss on disposal of property, plant and equipment          241,392        212,613
      Equity in net loss (income) of unconsolidated companies  (       3,403)       232,551
      Deferred income taxes                                          387,336        538,126
      Accrued pension liabilities                                    875,614      1,175,895
      Changes in operating assets and liabilities:
         Decrease (increase) in:
            Trade notes and accounts receivable                      912,682      2,203,957
            Other current monetary assets                            107,006        763,683
            Inventories                                        (   1,704,570) (     463,536)
            Other current assets                                      33,246         47,816
            Overdue receivables                                (   1,580,626) (   4,038,714)
         Increase (decrease) in:
            Trade notes and accounts payable                       2,159,063  (   2,666,327)
            Income tax payable                                 (   1,134,716)     3,198,939
            Accrued expenses                                         541,793  (     383,959)
            Other current liabilities                          (   1,293,809)     1,583,673
            Deferred income                                           25,855  (      10,133)
                                                                ------------   ------------
         Net cash provided by operating activities                95,846,590     91,431,396
                                                                ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from disposal of investments in unconsolidated
    companies                                                        233,700             --
   Acquisitions of investments in unconsolidated companies                --  (   1,999,843)
   Proceeds from disposal of property, plant and equipment             6,150        293,745
   Acquisitions of property, plant and equipment               (  32,247,702) (  43,259,505)
   Payment on 3G concession, patents and computer software
    and other assets                                           (   1,418,903) (   9,267,018)
                                                                ------------   ------------
         Net cash used in investing activities                 (  33,426,755) (  54,232,621)
                                                                ------------   ------------

                                                                     (Continued)
                                      - 6 -

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

                                                                   2002
                                                               (As Adjusted
                                                  2003          -- Note 3)
                                               ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from long-term loans               $         --    $ 38,700,000
   Payment on principal of long-term loans    (  17,000,000)  (  38,000,000)
   Decrease in customers' deposits            (   1,017,890)  (     940,416)
   Increase (decrease) in other liabilities          89,824   (     182,323)
   Cash dividends paid                        (  38,590,900)  (  33,767,037)
                                               ------------    ------------
      Net cash used in financing activities   (  56,518,966)  (  34,189,776)
                                               ------------    ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS         5,900,869       3,008,999
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR      7,652,160       4,643,161
                                               ------------    ------------
CASH AND CASH EQUIVALENTS, END OF YEAR         $ 13,553,029    $  7,652,160
                                               ============    ============
SUPPLEMENTAL INFORMATION
   Interest paid                               $    112,113    $    424,090
   Less: Capitalized interest                        45,890         302,382
                                               ------------    ------------
   Interest paid, excluding capitalized
    interest                                   $     66,223    $    121,708
                                               ============    ============
   Income tax paid                             $ 11,121,008    $  8,781,327
                                               ============    ============

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated March 11, 2004)                 (Concluded)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)
--------------------------------------------------------------------------------

1.   GENERAL

     Chunghwa Telecom Co., Ltd. ("Chunghwa" or "the Company") was incorporated on July 1, 1996 in the Republic of China ("ROC") pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications ("MOTC"). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications ("DGT"). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to form Chunghwa and the DGT continues to be the industry regulator.

     As a "dominant telecommunications service provider" of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

     The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the "SFC") for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the "TSE") on October 27, 2000. Certain of the Company's common shares were sold by an auction, in connection with the foregoing privatization plan, in domestic public offerings in June 2001, December 2002, March 2003, April 2003 and July 2003. Certain of the Company's common shares were also sold in an international offering of securities in the form of American Depository Shares ("ADS") in July 17, 2003 and were listed and traded on the New York Stock Exchange (the "NYSE").The MOTC intends to continue to sell certain of the Company's common shares in the ROC and throughout the privatization process to the Company's employees. The MOTC has sold 35.02% shares of the Company as of December 31, 2003.

     The number of employees as of December 31, 2003 and 2002 are 29,070 and 28,967, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements are prepared in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China. The significant accounting policies are summarized as follows:

     Basis of Presentation

     As a state-owned company, the Company maintains statutory accounts in accordance with the laws and regulations issued by the Executive Yuan, the MOTC, the Ministry of Audit (the "MOA") of the Control Yuan and, in the absence of any specific laws and regulations applicable to a particular transaction or account, the regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the Republic of China. The accounts are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the "DGBAS") of the Executive Yuan and by the MOA (DGBAS and MOA are hereinafter referred to as "government agencies"). The objective of these examinations is to evaluate the Company's performance against the budget approved by the Legislative Yuan. The accounts are considered final only after adjustments, if any, based on the annual examinations, are recorded. The accounts for the year ended December 31, 2002 have been examined by these government agencies and the resulting adjustments were recorded retroactively.

     Current Assets and Liabilities

     Current assets are commonly identified as those which are reasonably expected to be realized in cash, or sold or consumed within one year. Current liabilities are obligations which mature within one year.

     Cash and Cash Equivalents

     Cash and cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.

     Allowance for Doubtful Receivables

     Allowance for doubtful receivables is provided on the basis of a review of the collectibility of individual receivables.

     Inventories

     Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

     Investments in Unconsolidated Companies

     Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company's portion of equity income or loss. Profits and losses arising from equipment purchased from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

     Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Reductions in carrying value of those investments for decline in value are charged to stockholder's equity. Reductions which are determined to be other than temporary are charged to current income. Cash dividends received are recorded as income.

     Stock dividends received are accounted for as increases in the number of shares held and are not recognized as income.

     The costs of investments sold are determined using the weighted-average method.

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

     Depreciation expense is determined based upon the asset's estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

     Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

     Intangible Assets

     The amount recorded for the 3G Concession will be amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

     Pension Costs

     Pension costs are recognized according to the budget approved by the Legislative Yuan and the actuarial report. In addition, the DGBAS issued instructions that the pension costs of all state-owned companies to be privatized should be measured and recognized on the assumption that there is no privatization and that an additional amount should be calculated on the basis of the employees' service years if the additional amount does not reduce the budgeted net income. An additional minimum liability is recognized, if an unfunded accumulated benefit obligation exists, and an equal amount is recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized net transition obligation and unrecognized prior service cost.

     Revenue Recognition

     Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

     Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

     Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

     Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless, internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expire.

     Expense Recognition

     Expenses including commissions paid to agencies and handset subsidy costs paid to vendors that sell handsets to customers who subscribe to the service (as an inducement to enter into a service contract) are charged to income as incurred.

     Income Tax

     The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits, losses carried forward and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or noncurrent according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or non-current depending on the expected reversal date of the temporary difference.

     Investment tax credits utilized are recognized as reduction of income tax expense.

     Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision. Income taxes (10%) on undistributed earnings are recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

     Earnings Per Share

     Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

     Foreign-currency Transactions

     The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the "foreign currency") are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

     a. Long-term stock investments accounted for by the equity method--as cumulative translation adjustment under stockholders' equity; and

     b.   Other assets and liabilities--credited or charged to current income.

3.   ADJUSTMENTS OF FINANCIAL STATEMENTS

     For the Year Ended December 31, 2002

     The Company's financial statements for the year ended December 31, 2002 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2002. The effects of these adjustments are summarized as follows:

                                                              Adjustment
                                             As Previously     Increase
                                               Reported       (Decrease)      As Adjusted
                                             -------------   -------------   --------------
Balance sheet
-------------
Assets
   Current assets                            $  39,438,555   $       2,970   $   39,441,525
   Investments in unconsolidated
    companies and funds                          5,727,204              --        5,727,204
   Property, plant and equipment--net          407,211,397              --      407,211,397
   Intangible assets                            10,390,506              --       10,390,506
   Other assets                                  3,092,794              --        3,092,794
                                             -------------   -------------   --------------
Total assets                                 $ 465,860,456   $       2,970   $  465,863,426
                                             =============   =============   ==============

                                                                     (Continued)

                                                              Adjustment
                                             As Previously     Increase
                                               Reported       (Decrease)      As Adjusted
                                             -------------   -------------   --------------
Liabilities
   Current liabilities                       $  47,290,325   $  38,571,652   $   85,861,977
   Long-term liabilities                        18,093,182              --       18,093,182
   Reserve for land value incremental tax          211,182              --          211,182
   Other liabilities                            12,127,811              --       12,127,811
                                             -------------   -------------   --------------
Total liabilities                               77,722,500      38,571,652      116,294,152
                                             -------------   -------------   --------------
Total stockholders' equity                     388,137,956  (   38,568,682)     349,569,274
                                             -------------   -------------   --------------
Total liabilities and stockholders' equity   $ 465,860,456   $       2,970   $  465,863,426
                                             =============   =============   ==============
Statement of income
-------------------
Service revenues                             $ 176,089,011   $          --   $  176,089,011
Costs of services                               90,407,298  (       15,353)      90,391,945
Operating expenses                              30,293,844  (       14,274)      30,279,570
Other income                                     2,498,277              --        2,498,277
Other expenses                                   2,170,126              --        2,170,126
Income before income tax                        55,716,020          29,627       55,745,647
Income tax                                      12,510,983           7,409       12,518,392
Net income                                      43,205,037          22,218       43,227,255

     The adjustments made by the government agencies that increased "income before income tax" amounting to $29,627 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. The increase in current liabilities of $38,571,652 thousand and decreased in total stockholders' equity of $38,568,682 thousand were due to the appropriations of 2002 earnings accounted in the year 2002 by the MOA.

4.   CASH AND CASH EQUIVALENTS

                                                    December 31
                                           -----------------------------
                                               2003            2002
                                           -------------   -------------
Cash
   Cash on hand                            $     108,905   $     121,227
   Cash in banks                               2,003,431       2,338,411
                                           -------------   -------------
                                               2,112,336       2,459,638
Cash equivalents
   Commercial paper purchased, annual
    yield rate--ranging from 0.83%-0.93%
    and 1.30%-1.40% for the years ended
    December 31, 2003 and 2002,
    respectively                              11,440,693       5,192,522
                                           -------------   -------------
                                           $  13,553,029   $   7,652,160
                                           =============   =============

5.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                              Years Ended December 31
                                           -----------------------------
                                               2003            2002
                                           -------------   -------------
Notes and accounts receivable
-----------------------------
Balance, beginning of year                 $   1,491,907   $     769,221
Provision for doubtful accounts                  863,197         723,470
Accounts receivable written off           (        9,503) (          784)
                                           -------------   -------------
Balance, end of year                       $   2,345,601   $   1,491,907
                                           =============   =============
Overdue receivable
------------------
Balance, beginning of year                 $   6,012,517   $   4,238,782
Provision for doubtful accounts                2,295,180       4,207,154
Accounts receivable written off           (    2,867,261) (    2,433,419)
                                           -------------   -------------
Balance, end of year                       $   5,440,436   $   6,012,517
                                           =============   =============

6.   INVENTORIES--NET

                                                    December 31
                                           -----------------------------
                                               2003            2002
                                           -------------   -------------
Supplies                                   $   1,125,333   $   1,123,107
Work in process                                      740          36,282
Materials in transit                              94,683          20,639
                                           -------------   -------------
                                               1,220,756       1,180,028
Less:  Allowance for losses                        1,297          16,390
                                           -------------   -------------
                                           $   1,219,459   $   1,163,638
                                           =============   =============

     The insurance coverage on inventories as of December 31, 2003 amounted to $1,147,270 thousand.

7.   OTHER CURRENT ASSETS

                                                    December 31
                                           -----------------------------
                                               2003            2002
                                           -------------   -------------
Prepaid expenses                           $     494,295   $     488,470
Miscellaneous                                     37,939          77,010
                                           -------------   -------------
                                           $     532,234   $     565,480
                                           =============   =============

8.   INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS

                                                                               December 31
                                                          ---------------------------------------------------
                                                                    2003                       2002
                                                          ------------------------   ------------------------
                                                            Carrying       % of        Carrying       % of
                                                             Value       Ownership      Value       Ownership
                                                          ------------   ---------   ------------   ---------
Funds
   Fixed Line Funds
   Piping Funds                                           $  1,000,000               $  1,000,000
                                                             1,000,000                  1,000,000
                                                          ------------               ------------
                                                             2,000,000                  2,000,000
                                                          ------------               ------------

                                                                     (Continued)

                                                                               December 31
                                                          ---------------------------------------------------
                                                                    2003                       2002
                                                          ------------------------   ------------------------
                                                            Carrying       % of        Carrying       % of
                                                             Value       Ownership      Value       Ownership
                                                          ------------   ---------   ------------   ---------
Investments in unconsolidated companies
   Equity investees:
      Chunghwa Investment("CHI")                          $    986,698          49   $    981,888          49
      Taiwan International Standard Electronics("TISE")        432,784          40        435,013          40
                                                          ------------               ------------
                                                             1,419,482                  1,416,901
                                                          ------------               ------------
   Cost investees
      Taipei Financial Center("TFC")                         1,999,843          12      1,999,843          12
      Siemens Telecommunication Systems("Siemens")              71,500          12         71,500          12
      RPTI International("RPTI")                                 5,250          15          5,250          15
      International Telecommunication
      Development("ITD")                                            10          --             10          --
      Lucent Technologies Taiwan Telecom("Lucent")                  --          --        233,700          15
                                                          ------------               ------------
                                                             2,076,603                  2,310,303
                                                          ------------               ------------
   Total investments in unconsolidated companies             3,496,085                  3,727,204
                                                          ------------               ------------
                                                          $  5,496,085               $  5,727,204
                                                          ============               ============

     The carrying values of the investments in unconsolidated companies and the related equity in net income of an equity-accounted unconsolidated company are based on audited financial statements.

     The Company sold its investment in Lucent for $233,700 thousand in June, 2003.

     The equity ownership in the net assets of investments in unconsolidated companies accounted for using the cost method, which were computed by the percentage of ownership, were $1,998,567 thousand and $2,354,926 thousand as of December 31, 2003 and 2002, respectively.

     As part of the government's effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

9.   PROPERTY, PLANT AND EQUIPMENT

                                                    December 31
                                           -----------------------------
                                               2003            2002
Cost                                       -------------   -------------
   Land                                    $ 101,756,249   $ 101,578,675
   Land improvements                           1,392,265       1,331,175
   Buildings                                  53,750,744      51,442,169
   Machinery and equipment                    22,466,397      21,038,736
   Telecommunications network facilities     614,501,192     602,314,839
   Miscellaneous equipment                     2,131,065       2,105,199
                                           -------------   -------------
   Total cost                                795,997,912     779,810,793
Revaluation increment on land                  5,951,540       5,960,931
                                           -------------   -------------
                                             801,949,452     785,771,724
                                           -------------   -------------

                                                                     (Continued)

                                                    December 31
                                           -----------------------------
                                               2003            2002
                                           -------------   -------------
Accumulated depreciation
   Land improvements                       $     634,267   $     579,534
   Buildings                                  11,301,777      10,362,790
   Machinery and equipment                    15,831,266      14,523,931
   Telecommunications network facilities     417,573,124     400,168,111
   Miscellaneous equipment                     1,758,475       1,680,671
                                           -------------   -------------
                                             447,098,909     427,315,037
                                           -------------   -------------
Construction in progress and advances
 related to acquisition of equipment          43,106,304      48,754,710
                                           -------------   -------------
Property, plant and equipment-net          $ 397,956,847   $ 407,211,397
                                           =============   =============

     Pursuant to the related regulation, the Company revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which were approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, long-term liabilities for land value incremental tax of $211,182 thousand, and capital surplus of $5,774,892 thousand.

     On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC's Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with carrying value of $120,957,303 thousand. Those properties, as of that date, were registered in the name of the ROC's National Properties Bureau ("NPB"). As the number of the Company's properties is large, management has begun the process of registering the titles to the properties in the name of the Company. The process has been delayed due to the requirement of rezoning a small number of currently-classified agricultural and industrial zoned property to telecommunication or special purpose property prior to the approval of title transfer by the Executive Yuan. As of December 31, 2003, titles to land and buildings with carrying value of $416,094 thousand were still in the name of the NPB.

     Depreciation on property, plant and equipment for the years ended December 31, 2003 and 2002 amounted to $41,710,486 thousand and $40,746,915 thousand, respectively. Capitalized interest expense aggregated to $45,890 thousand and $302,382 thousand for the years ended December 31, 2003 and 2002, respectively. The rate of capitalized interest is from 0.56%-1.67% and 1.51% to 4.18%, respectively.

     The insurance coverages on property, plant and equipment as of December 31, 2003 aggregated $5,146,249 thousand.

10.  ACCRUED EXPENSES

                                                    December 31
                                           -----------------------------
                                               2003            2002
                                           -------------   -------------
Accrued compensation                       $   8,996,844   $   8,839,216
Accrued franchise fees                         2,435,419       2,369,400
Other accrued expenses                         2,745,682       2,427,536
                                           -------------   -------------
                                           $  14,177,945   $  13,636,152
                                           =============   =============

11.  OTHER CURRENT LIABILITIES

                                                    December 31
                                           -----------------------------
                                               2003            2002
                                           -------------   -------------
Deposit from cellular telephone services   $   5,350,042   $          --
Amounts collected from subscribers in
 trust for others                              3,610,204       3,442,905
Payables to equipment suppliers                3,229,909       1,933,430
Advances from subscribers                      3,104,573       2,234,773
Payables to constructors suppliers             3,080,981       4,075,404
Miscellaneous                                  2,805,480       2,366,885
                                           -------------   -------------
                                           $  21,181,189   $  14,053,397
                                           =============   =============

     The Company reclassified the amount of deposits from cellular telephone services it expects to pay to its customers in 2004, from other long-term liabilities to other current liabilities.

12.  LONG-TERM LOANS

     Long-term loans consist of the following:

                                                    December 31
                                           -----------------------------
                                               2003            2002
                                           -------------   -------------
Common Tunnel Fund                         $     700,000   $     700,000
Syndicated Loans                                      --      17,000,000
                                           -------------   -------------
                                           $     700,000   $  17,700,000
                                           =============   =============

     The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of December 31, 2003 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

     The Syndicated Loans were obtained pursuant to long-term loan agreements with several banks that allows the Company to obtain unsecured credit until June 19, 2006. These loans bear fixed annual interest rates ranging from 1.58% to 1.70% on December 31, 2002. As of December 31, 2003, the Company had repaid the outstanding balance of these syndicated loans.

     As of December 31, 2003, the Company has unused credit lines totaling approximately $230,000,000 thousand, which are available for short-term and long-term borrowings.

13.  STOCKHOLDERS' EQUITY

     Under the Company's Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares (at $10 par value per share), all of which are issued and outstanding. The Company's Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

     For the purpose of privatizing the company, the MOTC sold 1,109,750 common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

     The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

     a.   Exercise their voting rights;
     b.   Sell their ADSs; and
     c. Receive dividends declared and subscribe to the issuance of new shares.

     As of December 31, 2003, a portion of the outstanding ADSs were revoked in exchange for approximately 120,160 thousand common shares of the Company, which represented 1.25% of the Company's total outstanding common shares. Therefore, the outstanding ADSs were 98,914 thousand units, which equaled approximately 989,140 thousand common shares and represented 10.25% of the Company's total outstanding common shares.

     The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company's Articles of Incorporation as follows:

     a. The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

     b. The holder of preferred shares has the same option as holders of common shares when the Company raises capital by issuing new shares.

     c. The holder of the preferred shares will have the right to vote on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company's business or property.

     d. The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

     Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

     In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of the dividends to be distributed. In addition, if the cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

     Telecommunications service is a capital-intensive and the Corporation requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company's dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

     Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when the balance is 50% of the aggregate par value of the outstanding capital stock of the Company, the Company may, at its option, declare 50% of the reserve as a stock dividend and transfer the amount to capital.

     The appropriations and distributions of the 2003 earnings of the Company have not been approved by the board of directors and stockholders on March 11, 2004, the issuance date of the independent auditors' report. Related information can be accessed through the Market Observation Post System on the Web site of the Taiwan Stock Exchange Corporation. The Company did not distribute bonuses for employees and remunerations of directors and supervisors for the 2002 earnings.

     Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

14.  COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

                                     Years Ended December 31, 2003
                              ---------------------------------------------
                                 Cost of        Operating
                                 Services        Expenses         Total
                              -------------   -------------   -------------
Compensation expense
   Salaries                   $  15,035,818   $   8,727,995   $  23,763,813
   Insurance                        708,233         344,114       1,052,347
   Pension                          661,707         399,385       1,061,092
   Other compensation             6,029,882       3,378,335       9,408,217
                              -------------   -------------   -------------
                                 22,435,640      12,849,829      35,285,469
Depreciation expense             39,426,072       2,284,414      41,710,486
Amortization expense                145,347         124,154         269,501
                              -------------   -------------   -------------
                              $  62,007,059   $  15,258,397   $  77,265,456
                              =============   =============   =============

                                      Years Ended December 31, 2002
                              ---------------------------------------------
                                 Cost of        Operating
                                 Services        Expenses         Total
                              -------------   -------------   -------------
Compensation expense
   Salaries                   $  14,958,734   $   8,315,704   $  23,274,438
   Insurance                        624,186         262,731         886,917
   Pension                          953,355         533,969       1,487,324
   Other compensation             5,903,056       3,154,349       9,057,405
                              -------------   -------------   -------------
                                 22,439,331      12,266,753      34,706,084
Depreciation expense             38,418,603       2,328,311      40,746,914
Amortization expense                 57,676          92,158         149,834
                              -------------   -------------   -------------
                              $  60,915,610   $  14,687,222   $  75,602,832
                              =============   =============   =============

15.  INCOME TAX

     a. A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax payable shown in the statements of income is as follows:

                                                Years Ended December 31
                                               ----------------------------
                                                   2003           2002
                                               ------------    ------------
Income tax expense computed at statutory
 income tax rate stated above                  $ 14,715,369    $ 13,936,402
Add (deduct) tax effects of:
   Permanent differences                      (      49,888)  (       2,889)
   Timing differences                         (     460,878)         14,060
Investment tax credits                        (   4,347,786)  (   2,094,721)
                                               ------------    ------------
Income tax payable                             $  9,856,817    $ 11,852,852
                                               ============    ============

     b.   Income tax expense consisted of the following:

Income tax payable                             $  9,856,817    $ 11,852,852
Income tax--separated                                14,964          22,729
Income tax--deferred                                387,336         538,126
Adjustments of prior years' income tax                   --           4,152
Income tax on undistributed earnings                114,511         100,533
                                               ------------    ------------
                                               $ 10,373,628    $ 12,518,392
                                               ============    ============

          The balances of income tax payable as of December 31, 2003 and 2002 are shown net of prepaid income tax, respectively.

     c.   Net deferred income tax assets consisted of the following:

                                                       December 31
                                               ----------------------------
                                                   2003           2002
                                               ------------    ------------
Current
   Deferred income tax assets:
      Provision for doubtful receivables       $  1,614,307    $  1,687,850
      Accrued pension cost                       12,011,188      12,394,786
      Other                                          60,133          54,671
                                               ------------    ------------
                                                 13,685,628      14,137,307
   Less:  Valuation allowance                 (   1,614,307)  (   1,687,850)
                                               ------------    ------------
                                                 12,071,321      12,449,457
   Deferred income tax liability:
      Unrealized foreign exchange gain        (         631)  (          16)
                                               ------------    ------------
Net deferred income tax assets                 $ 12,070,690    $ 12,449,441
                                               ============    ============
Noncurrent deferred income tax assets:
   Unrealized losses on disposal of
    property, plant and equipment              $     14,256     $    14,256
   Unrealized advertisements expense                     --           8,585
                                               ------------    ------------
Net deferred income tax assets                 $     14,256     $    22,841
                                               ============    ============

     d. The related information under the Integrated Income Tax System is as follows:

                                                       December 31
                                               ----------------------------
                                                   2003           2002
                                               ------------    ------------
Balance of Imputation Credit Account (ICA)     $  8,671,428    $ 11,863,796
                                               ============    ============

          The estimated ICA rate for the 2003 earnings as of December 31, 2003 and the actual ICA rate for 2002 earnings were 17.65% and 33.44%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated rate as of December 31, 2003 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

     e.   Undistributed earnings information

          As of December 31, 2003 and 2002, the Company's undistributed earnings generated in June 30, 1998 and onward was $32,336 thousand for 2003 and 2002.

          Income tax returns through the year ended December 31, 2002 had been examined by the tax authorities.


16.  BASIC NET INCOME PER SHARE

                                                                                   Net Income per Share
                                    Amount (Numerator)                                  (Dollars)
                              -----------------------------                   -----------------------------
                                                                Weighted-
                                                                 average
                                                                Number of
                              Income Before                   Common Shares   Income Before
                               Income Tax      Net Income      Outstanding     Income Tax      Net Income
                              -------------   -------------   -------------   -------------   -------------
Year ended December 31, 2003
----------------------------
Net income                    $  58,861,518   $  48,487,890       9,647,725
                              =============   =============   =============
Basic net income per share                                                    $        6.10   $        5.03
                                                                              =============   =============
Year ended December 31, 2002
----------------------------
Net income                    $  55,745,647   $  43,227,255
                              =============   =============
Basic net income per share                                        9,647,725   $        5.78   $        4.48
                                                              =============   =============   =============

17.  PENSION PLAN

     The Company has different pension plans for its employees depending on their classifications. In general, the employees' pension entitlement is based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

     The funding of the pension plan for employees classified as staff is based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund is administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China.

     Pension information is summarized as follows:

     a. Reconciliation between the fund status and accrued pension cost is summarized as follows:

                                                       December 31
                                               ----------------------------
                                                   2003           2002
                                               ------------    ------------
Benefit obligation
   Vested benefit obligation                  ($ 51,281,917)  ($ 45,180,808)
   Non-vested benefit obligation              (  34,347,712)  (  38,023,270)
                                               ------------    ------------
   Accumulated benefit obligation             (  85,629,629)  (  83,204,078)
   Additional benefit obligation              (     428,148)  (   1,664,082)
                                               ------------    ------------
   Projected benefit obligation               (  86,057,777)  (  84,868,160)
Fair values of plan assets                       82,578,473      83,831,027
                                               ------------    ------------
Funded status                                 (   3,479,304)  (   1,037,133)
Unrecognized net transition obligation              298,019   (   1,268,538)
Additional liability                          (     427,551)             --
                                               ------------    ------------

Accrued pension cost                          ($  3,608,836)  ($  2,305,671)
                                               ============    ============
     b.   Vested benefit                       $ 52,050,005    $ 46,061,834
                                               ============    ============

     c.   Actuarial assumptions

          Discount rate used in determining
           present value                               3.20%           3.75%
          Rate of compensation increase                5.50%           5.00%
          Long-term rate of return on plan
           assets                                      3.20%           3.75%

     d.   Contributions and payments

                                                 Years Ended December 31
                                               ----------------------------
                                                   2003           2002
                                               ------------    ------------
Contributions                                  $    222,947    $    246,423
                                               ============    ============
Payments of benefits                           $  2,585,114    $  7,969,393
                                               ============    ============

     Pension costs amounted to $1,098,561 thousand and $1,593,112 thousand for the years ended December 31, 2003 and 2002, respectively. The privatization of the Company was not completed on December 31, 2003, the Chairman, as representative of the MOTC, approved the new target privatization date to be December 31, 2004. Therefore, based on the assumption that the timing of the privatization is December 31, 2004, the accrued pension cost as of December 31, 2003 was $3,608,836 thousand.

18.  TRANSACTIONS WITH RELATED PARTIES

     As the Company is a state-owned enterprise, the ROC Government is one of the Company's largest customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm's-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

     a. The Company engages in business transactions with the following related party:

                Company                               Relationship
--------------------------------------    --------------------------------------
Taiwan International Standard             Equity-accounted investee
Electronics Chunghwa System               Subsidiary of Chunghwa Investment
Integration

     b. Significant transactions with the above related party are summarized as follows:

                                                               December 31
                                               --------------------------------------------
                                                       2003                   2002
                                               --------------------    --------------------
                                                  Amount        %         Amount        %
                                               ------------   -----    ------------   -----
1) Payables

   Accrued expenses
      Chunghwa System Integration              $     29,750      --    $         --      --
                                               ============   =====    ============   =====
   Payable to construction supplier
    (included in "other current
    liabilities")
      Taiwan International Standard
       Electronics                             $    631,799       4    $    872,983       6
      Chunghwa System Integration                    21,360      --              --      --
                                               ------------   -----    ------------   -----
                                               $    653,159       4    $    872,983       6
                                               ============   =====    ============   =====

                                                          Years Ended December 31
                                               --------------------------------------------
                                                       2003                   2002
                                               --------------------   ---------------------
                                                  Amount        %         Amount        %
                                               ------------   -----    ------------   -----
2) Cost of Services
   Chunghwa System Integration                 $     96,158      --    $         --      --
                                               ============   =====    ============   =====
3) Acquisition of properties
   Taiwan International Standard
    Electronics                                $  4,471,429      14    $  6,878,921      16
   Chunghwa System Integration                       48,439      --              --      --
                                               ------------   -----    ------------   -----
                                               $  4,519,868      14    $  6,878,921      16
                                               ============   =====    ============   =====

     The foregoing acquisitions were conducted under normal commercial terms.

19.  COMMITMENTS AND CONTINGENT LIABILITIES

     As of December 31, 2003, the Company's remaining commitments under non-cancelable contracts with various parties were as follows:

     a.   Acquisitions of buildings of $3,402,272 thousand.

     b.   Acquisitions of telecommunications equipment of $10,975,677 thousand.

     c.   Unused letters of credit of about $10,775,467 thousand.

     d. Contracted to print billing, envelops and telephone directories of approximately $283,566 thousand.

     e. The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

        Year                   Rental Amount
-------------------            -------------
2004                           $   1,036,269
2005                                 746,569
2006                                 571,290
2007                                 255,533
2008 and thereafter                  129,508

     f. A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

     g. A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

20.  ADDITIONAL DISCLOSURES

     Following are the additional disclosures required by the SFC for the Company and its investees:

     a.   Financing provided: None.

     b.   Endorsement/guarantee provided: None.

     c.   Marketable securities held: Please see Table 1.

     d. Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 2.

     e. Acquisition of individual real estates at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

     f. Disposal of individual real estates at prices of at least $100 million or 20% of the paid-in capital: None.

     g. Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

     h. Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

     i. Names, locations, and other information of investees on which the Company exercises significant influences: Please see Table 4.

     j.   Financial transactions

          1)   The Company has no derivative financial instruments.

          2)   Fair value of financial instruments

                                                   December 31, 2003             December 31, 2002
                                              ---------------------------   ---------------------------
                                                Carrying                      Carrying
                                                 Amount       Fair Value       Amount       Fair Value
                                              ------------   ------------   ------------   ------------
Nonderivative financial instruments
-------------------------------------------
Assets
   Cash and cash equivalents                  $ 13,553,029   $ 13,553,029   $  7,652,160   $  7,652,160
   Trade notes and accounts receivable--net     13,982,456     13,982,456     15,758,335     15,758,335
   Other current monetary assets                 1,664,655      1,664,655      1,852,471      1,852,471
   Investments in unconsolidated
    companies and funds                          5,496,085      5,855,359      5,727,204      6,306,532
   Refundable deposits (included in
    "other assets--others")                      2,018,235      2,018,235        759,254        759,254
   Overdue receivables--net                        991,871        991,871      1,706,425      1,706,425

Liabilities
   Trade notes and accounts payable             11,712,596     11,712,596     11,217,375     11,217,375
   Accrued expense                              14,177,945     14,177,945     13,636,152     13,636,152
   Long-term loans                                 700,000        700,000     17,700,000     17,700,000
   Customers' deposits                           5,606,588      5,606,588     11,974,520     11,974,520

               The Company's basis for determining the fair values is as follows:

               a) Financial instruments except those mentioned in b) and c) above--the carrying values reported in the balance sheet approximate the fair values of these assets.

               b) Fair values of investments in unconsolidated companies and funds are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

               c) Long-term loans. The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

     k.   Investment in Mainland China: None.

21.  SEGMENT INFORMATION

     a.   Industry

          The financial information of the Company by industry: Please see Table 5.

     b.   Geographic

          The Company had no foreign operations as of December 31, 2003.

     c.   Foreign revenue

          The foreign revenue of the Company is less than 10% of total sales.

     d.   Major customers

          No single customer accounts for more than 10% of total revenues.

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD
DECEMBER 31, 2003
(Amounts in Thousands of New Taiwan Dollars)
--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
                                                                              Relationship with the
No.     Held Company Name          Marketable Securities Type and Name               Company
----------------------------------------------------------------------------------------------------
 0    Chunghwa Telecom Co.,   Common stock
       Ltd.                   ------------
                              Chunghwa Investment Co., Ltd.                   Equity method investee
                              Taiwan International Standard Electronics       Equity method investee
                              Taipei Financial Center                                    -
                              RPTI International                                         -
                              Siemens Telecommunication Systems                          -
                              International Telecommunication Development                -

 1    Chunghwa Investment     Common stock
       Co., Ltd.              ------------
                              Chunghwa System Integration Co., Ltd.           Subsidiary
                              Chunghwa Telecom Global                         Subsidiary
                              Wayia Com Inc.                                             -
                              TV bean Co., Ltd.                                          -
                              Vanteh Software Company                                    -
                              The China Steel Corporation                                -

                              Beneficiary certification
                              -------------------------
                              Prudential Financial Bond Fund                             -
                              APIT Bond Fund                                             -
                              Homerun Bond Fund                                          -
                              Prudential Bond Fund                                       -
                              Barits Bond Fund                                           -
                              The Forever Fund                                           -
                              TIIM Bond Fund                                             -
                              UBS Soaring Eagle Bond Fund                                -
                              Sheng Hua 1699 Bond Fund                                   -
                              High Yield Securities Investment Trust Fund                -
                              The First Global Investment Trust The Duoli-2              -
                               Bond Fund
                              Fuh-Hwa Bond Fund                                          -
                              Cathay Global Balanced Fund                                -
                              HSBC Taiwan Dragon Fund                                    -
                              Albatross Fund                                             -
                              Ta Chong Gallop Bond Fund                                  -
                              Jardin Fleming Taiwan Balance Trust Fund                   -
                              Grand Cathay Balance 2 Fund                                -
                              Cathay Capital Income Growth Bond Fund                     -
                              Fuhwa Classical Fund                                       -
                              Polaris Taiwan Top50 Tracker Fund

----------------------------------------------------------------------------------------------------

                                                                         TABLE 1
                                                                         -------

--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                                                                     December 31, 2003
                                          ------------------------------------------------------------------
                                              Shares
                                            (Thousands/                      Percentage of   Market Value or
       Financial Statement Account        Thousand Units)   Carrying Value     Ownership     Net Asset Value    Note
---------------------------------------------------------------------------------------------------------------------
Investments in unconsolidated companies            98,000   $      986,698              49   $       986,698   Note 1
Investments in unconsolidated companies             1,760          432,784              40           870,094   Note 1
Investments in unconsolidated companies           199,984        1,999,843              12         1,708,996   Note 2
Investments in unconsolidated companies             9,234           71,500              12           110,883   Note 2
Investments in unconsolidated companies                75            5,250              15           178,721   Note 2
Investments in unconsolidated companies                --               10              --                17   Note 2

Investments in unconsolidated companies            60,000          608,153             100           608,153   Note 1
Investments in unconsolidated companies             1,000          144,057             100           144,057   Note 1
Investments in unconsolidated companies             4,000           40,000              19            26,989   Note 2
Investments in unconsolidated companies             1,200           12,000              12            11,209   Note 2
Investments in unconsolidated companies             1,080           12,960               7            15,169   Note 2
Short-term investment                                 350            9,783              --             9,695   Note 4

Short-term investment                               8,704          121,040              --           122,151   Note 3
Short-term investment                               8,330          100,891              --           101,994   Note 3
Short-term investment                               7,564          100,779              --           101,832   Note 3
Short-term investment                               6,665           98,488              --            99,522   Note 3
Short-term investment                               8,321           96,360              --            97,184   Note 3
Short-term investment                               6,557           90,949              --            91,049   Note 3
Short-term investment                               6,002           80,705              --            81,518   Note 3
Short-term investment                               6,783           70,209              --            70,788   Note 3
Short-term investment                               3,820           45,033              --            45,434   Note 3
Short-term investment                               2,894           40,000              --            40,096   Note 3
Short-term investment                               2,596           36,109              --            36,450   Note 3

Short-term investment                               2,427           30,533              --            30,878   Note 3
Short-term investment                               3,000           30,000              --            31,320   Note 3
Short-term investment                               1,771           25,899              --            26,170   Note 3
Short-term investment                               2,383           25,315              --            25,600   Note 3
Short-term investment                               2,000           20,723              --            24,883   Note 3
Short-term investment                               1,515           20,040              --            20,042   Note 3
Short-term investment                               1,545           20,020              --            20,395   Note 3
Short-term investment                               1,925           20,000              --            20,147   Note 3
Short-term investment                               1,000           10,000              --            10,059   Note 3
                                                      100            4,783              --             4,590   Note 3

---------------------------------------------------------------------------------------------------------------------
                                                                                                          (Continued)

-----------------------------------------------------------------------------------------
                                                                        Relationship with
No.      Held Company Name       Marketable Securities Type and Name       the Company
-----------------------------------------------------------------------------------------
                               Convertible bonds
                               -----------------
                               Yang Ming 2B                                            --

 2    Chunghwa System          Beneficiary certificates
       Integration Co., Ltd.   ------------------------
                               Homerun Bond Fund                                       --
                               The Forever Fund                                        --
                               Cathay Capital Income Growth Bond Fund                  --
                               Prudential Financial Bond Fund                          --
                               ABN.AMRO Bond Fund                                      --
                               Taiwan Solomon Bond Fund                                --
                               Fubon Dragon Bond Fund                                  --
                               APIT Bond Fund                                          --
                               Barits Value Balance Fund                               --
                               Albatross Fund                                          --
                               Fuh-Hwa Bond Fund                                       --

                               Convertible bonds
                               -----------------
                               Rexon Industrial CBE                                    --
                               Evergreen Marine 1                                      --

-----------------------------------------------------------------------------------------

Note 1: The net asset values of unconsolidated companies are based on audited financial statements.

Note 2: The net asset values of unconsolidated companies are based on unaudited financial statements.

Note 3: The market value of short-term investments is based on the net asset values of the funds as of December 31, 2003.

Note 4: The market value of short-term investments is based on the average closing price during December 2003.

Note 5: The short-term investment is a listed company on January 2004.

---------------------------------------------------------------------------------------------------------
                                                          December 31, 2003
                              ------------------------------------------------------------------
                                   Shares
                                (Thousands/                      Percentage of   Market Value or
Financial Statement Account   Thousand Units)   Carrying Value     Ownership     Net Asset Value    Note
---------------------------------------------------------------------------------------------------------
Short-term investment                     160   $       16,000              --   $        20,432   Note 3

Short-term investment                   7,394           99,504              --            99,538   Note 3
Short-term investment                   5,156           71,582              --            71,606   Note 3
Short-term investment                   6,728           70,407              --            70,429   Note 3
Short-term investment                   4,974           69,787              --            69,809   Note 3
Short-term investment                   4,102           59,341              --            59,353   Note 3
Short-term investment                   4,611           51,521              --            51,538   Note 3
Short-term investment                   4,430           49,931              --            49,931   Note 3
Short-term investment                   2,760           33,780              --            33,792   Note 3
Short-term investment                   1,873           20,000              --            20,064   Note 3
Short-term investment                     479            5,145              --             5,146   Note 3
Short-term investment                     401            5,099              --             5,101   Note 3

Short-term investment                     245           30,258              --            31,287   Note 4
Short-term investment                     100            2,000              --             2,000   Note 5

-----------------------------------------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003
(Amounts in Thousands of New Taiwan Dollars)
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Beginning Balance
                                                                                                              ----------------------
                                                                                                                Shares
                                                                                                              (Thousands/
                              Marketable Securities Type   Financial Statement      Counter-     Nature of     Thousand
No.       Company Name                and Name                   Account             party      Relationship     Units)     Amount
------------------------------------------------------------------------------------------------------------------------------------
 0   Chunghwa Telecom Co.,   Lucent Technologies Taiwan   Investments in            Lucent           -                234  $ 233,700
      Ltd.                    Telecom                      unconsolidated        Technologies
                                                           companies             International
                                                                                      Inc.

------------------------------------------------------------------------------------------------------------------------------------
 1   Chunghwa Investment     Prudential Financial Bond    Short-term investment        -             -                 --         --
      Co., Ltd.               Fund
                             Barits Bond Fund             Short-term investment        -             -              4,358     50,000
                             APIT Bond Fund               Short-term investment        -             -                 --         --
                             Homerun Bond Fund            Short-term investment        -             -                 --         --
                             Prudential Financial Bond    Short-term investment        -             -              2,067     30,240
                              Fund
                             TIIM Bond Fund               Short-term investment        -             -                 --         --
                             Yang Ming 2B                 Short-term investment        -             -                 --         --
                             UBS Soaring Eagle Bond Fund  Short-term investment        -             -                 --         --
                             Ta chong Gallop Bond Fund    Short-term investment        -             -                 --         --
                             Sheng Hua 1699 Bond Fund     Short-term investment        -             -                 --         --
                             DAM Bond Fund                Short-term investment        -             -                 --         --
                             Homerun Bond Fund            Short-term investment        -             -                 --         --
                             Prudential Well Pool Fund    Short-term investment        -             -              3,484     41,159
                             JF (Taiwan) Bond Fund        Short-term investment        -             -              2,446     35,285
                             The Forever Fund             Short-term investment        -             -                 --         --

 2   Chunghwa System         Fubon Global Fixed Income    Short-term investment        -             -                 --         --
      Integration Co., Ltd.   Fund
                             The Forever Fund             Short-term investment        -             -                 --         --
                             Taiwan Solomon Bond Fund     Short-term investment        -             -                 --         --
                             Prudential Financial Bond    Short-term investment        -             -              5,047     69,441
                              fund

                             ABN.AMRO Bond Fund           Short-term investment        -             -              4,980     70,865
                             APIT Bond Fund               Short-term investment        -             -              4,199     50,328
                             Invessco GP ROC Bond Fund    Short-term investment        -             -              3,571     50,288
                             Cathay Capital Income        Short-term investment        -             -                 --         --
                              Growth Bond Fund

------------------------------------------------------------------------------------------------------------------------------------

                                                                         TABLE 2
                                                                         -------

-------------------------------------------------------------------------------------------------------------------------
       Acquisition                                               Disposal                            Ending Balance
-----------------------   Equity in Income   ----------------------------------------------------------------------------
  Shares                     (Loss) of         Shares                                              Shares
(Thousands/                Unconsolidated    (Thousands/                                         (Thousands/
 Thousand                    Companies        Thousand                  Carrying   Gain (Loss)    Thousand
   Units)       Amount                          Units)       Amount      Value     on Disposal      Units)       Amount
-------------------------------------------------------------------------------------------------------------------------
         --   $      --   $             --           234   $ 233,700   $ 233,700    $       --            --   $       --
-------------------------------------------------------------------------------------------------------------------------
     25,360     351,255                 --        16,656     231,255     230,215         1,040         8,704      121,040

     32,229     371,857                 --        28,266     326,857     325,497         1,360         8,321       96,360
     24,989     301,315                 --        16,659     201,315     200,424           891         8,330      100,891
      7,564     100,779                 --            --          --          --            --         7,564      100,779
     24,609     362,206                 --        20,011     295,206     293,958         1,248         6,665       98,488

     18,007     241,041                 --        12,005     161,041     160,336           705         6,002       80,705
      1,000     100,000                 --           840     101,434      84,000        17,434           160       16,000
     13,566     140,209                 --         6,783      70,209      70,000           209         6,783       70,209
     13,203     136,800                 --        11,203     116,404     116,077           327         2,000       20,723
      8,483     100,000                 --         4,663      55,000      54,967            33         3,820       45,033
     14,591     160,000                 --        14,591     160,682     160,000           682            --           --
     13,733     200,363                 --        13,773     201,143     200,363           780            --           --
      9,478     112,944                 --        12,962     154,619     154,103           516            --           --
      4,893      71,024                 --         7,339     106,791     106,309           482            --           --
      9,304     129,000                 --         2,747      38,126      38,051            75         6,557       90,949

     10,000     100,000                 --        10,000      99,517     100,000   (       483)           --           --

     27,163     372,851                 --        22,007     302,856     301,269         1,587         5,156       71,582
     31,949     352,782                 --        27,338     302,783     301,261         1,522         4,611       51,521
     15,393     214,243                 --        15,466     215,243     213,897         1,346         4,974       69,787

     22,482     322,438                 --        23,360     335,438     333,962         1,476         4,102       59,341
     11,571     140,265                 --        13,010     157,765     156,813           952         2,760       33,780
      5,304      75,147                 --         8,875     125,874     125,435           439            --           --
     13,456     140,407                 --         6,728      70,407      70,000           407         6,728       70,407

-------------------------------------------------------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2003
(Amounts in Thousands of New Taiwan Dollars)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                    Transaction   Transaction   Payment
     Company Name        Property      Date          Amount      Term                   Counter-Party
--------------------------------------------------------------------------------------------------------------------
Chunghwa Telecom. Co.,   Building   2003.3.21     $   236,846   Paid      Dong-Bang Engineering Limited Company
 Ltd.
                         Building   2003.3.24         147,721   Paid      E-Kuen Construction Co., Ltd. and others

                         Building   2003.5.08         117,038   Paid      Sunkai Builder Co., Ltd.

                         Building   2003.5.12         101,710   Paid      Te Chang Construction Co., Ltd. and others

                         Building   2003.5.21         302,076   Paid      Guo-Chi Construction Co., Ltd. and others

                         Building   2003.12.05        207,068   Paid      Ming-Cheng Construction Co., Ltd.

                         Building   2003.12.15        110,297   Paid      Guo-Chi Construction Co., Ltd. and others

--------------------------------------------------------------------------------------------------------------------

                                                                         TABLE 3
                                                                         -------

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
               Prior Transactions with Related Counter-party
 Nature of     ---------------------------------------------
Relationship   Owner   Relationship   Transfer Date   Amount   Price Reference       Purpose of Acquisition        Other Terms
------------------------------------------------------------------------------------------------------------------------------
    None         -           -              -           -      Bidding           Telecommunications construction      None

    None         -           -              -           -      Bidding           Telecommunications construction      None

    None         -           -              -           -      Bidding           Telecommunications construction      None

    None         -           -              -           -      Bidding           Telecommunications construction      None

    None         -           -              -           -      Bidding           Telecommunications construction      None

    None         -           -              -           -      Bidding           Telecommunications construction      None

    None         -           -              -           -      Bidding           Telecommunications construction      None

------------------------------------------------------------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
FOR THE YEAR ENDED DECEMBER 31, 2003
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                      Main Businesses and
      Investor Company            Investee Company             Location                     Products
---------------------------------------------------------------------------------------------------------------
Chunghwa Telecom Co., Ltd.     Chunghwa Investment     24F, No. 456, Hsinyi Rd.,  Investment
                                Co., Ltd.               Sec. 4, Taipei

                               Taiwan International    No. 4, Min Sheng St.,      Manufacturing, selling,
                                Standard Electronics    Tu-Chen Taipei Hsien       designing and maintaining
                                                                                   of telecommunications
                                                                                   systems and equipment

Chunghwa Investment Co., Ltd.  Chunghwa System         24F, No. 458, Hsinyi Rd.,  Integrated communication and
                                Integration Co., Ltd.   Sec. 4, Taipei             information services
                               Chunghwa Telecom        United States              Multinational enterprise data
                                Global                                             service, Internet gateway
                                                                                   and voice wholesale, mobile
                                                                                   commerce value-added
                                                                                   services, and content
                                                                                   services.
---------------------------------------------------------------------------------------------------------------

Note 1: The equity in net income (net loss) of unconsolidated companies is based on audited financial statements.

Note 2: The equity in net loss of an unconsolidated company amounting to $99,624 thousand is calculated from the audited financial statements plus a gain on realized upstream transactions of $165,692 thousand less a gain on unrealized upstream transactions of $68,297 thousand.

Note 3: Chunghwa Telecom Global is recognized the US$3,500 thousand as additional paid-in capital.

                                                                         TABLE 4
                                                                         -------

--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Original Investment Amount     Balance as of December 31, 2003
-------------------------------------------------------------------   Net Income
December 31,                   Shares     Percentage of   Carrying   (Loss) of the  Recognized
   2003       Dec. 31, 2002  (Thousands)  Ownership (%)    Value       Investee     Gain (Loss)         Note
------------------------------------------------------------------------------------------------------------------
 $   980,000   $    980,000       98,000             49  $  986,698   $     11,494   $     5,632  Equity-accounted
                                                                                        (Note 1)   investee
     164,000        164,000        1,760             40     432,784  (     249,060) (      2,229) Equity-accounted
                                                                                    (Notes 1, 2)   investee
     600,000        600,000       60,000            100     608,153         10,426        10,426  Subsidiary
                                                                                        (Note 1)
     154,086         34,090        1,000            100     144,057             69            69  Subsidiary
(US$   4,500  (US$    1,000     (Note 3)                                                (Note 1)
  thousand)      thousand)
------------------------------------------------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

INDUSTRY FINANCIAL INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Amount in Thousands of New Taiwan Dollars)
--------------------------------------------------------------------------------

                                                         Local        Domestic Long   International
                                                       Telephone      Distance Call   Long Distance
                                                        Service          Service      Call Service
                                                     --------------   -------------   -------------
Year ended December 31, 2003
----------------------------
Service revenues from external customers             $   45,666,183   $  13,399,506   $  15,617,961
Intersegment service revenues                            18,144,578       2,599,996           1,701
                                                     --------------   -------------   -------------
Total service revenues                               $   63,810,761   $  15,999,502   $  15,619,662
                                                     ==============   =============   =============
Segment income before income tax                     $    8,068,254   $   8,143,635   $   3,944,883
                                                     ==============   =============   =============
Interest income
Equity in net gain of unconsolidated companies
Other income
Interest expense
General expense
Other expense
Income before tax
Assets for reportable assets                         $  218,734,293   $   8,867,882   $  14,507,202
                                                     ==============   =============   =============
Investment in unconsolidated companies and funds
Other assets
Total assets
Depreciation expenses                                $   22,232,745   $   1,327,261   $     615,385
                                                     ==============   =============   =============
Expenditures for segment assets                      $    7,544,592   $   1,313,891   $     415,098
                                                     ==============   =============   =============

                                                                         TABLE 5
                                                                         -------

--------------------------------------------------------------------------------

                                        Cellular        Paging       Internet and
                                         Service        Service      Data Service     All Other       Adjustment        Total
                                      -------------   ------------   -------------   ------------   -------------   -------------
Year ended December 31, 2003
----------------------------
Service revenues from
 external customers                   $  65,672,112   $    592,216   $  35,577,042   $  2,623,523   $          --   $ 179,148,543
Intersegment service revenues               987,376          3,541       8,582,142        131,706  (   30,451,040)             --
                                      -------------   ------------   -------------   ------------   -------------   -------------
Total service revenues                $  66,659,488   $    595,757   $  44,159,184   $  2,755,229  ($  30,451,040)  $ 179,148,543
                                      =============   ============   =============   ============   =============   =============
Segment income before income tax      $  27,843,724  ($    197,855)  $  13,333,784   $  1,038,750   $          --   $  62,175,175
                                      =============   ============   =============   ============   =============
Interest income                                                                                                            99,800
Equity in net gain of
 unconsolidated companies                                                                                                   3,403
Other income                                                                                                            2,097,318
Interest expense                                                                                                   (       43,071)
General expense                                                                                                    (    3,858,944)
Other expense                                                                                                      (    1,612,163)
                                                                                                                    -------------
Income before tax                                                                                                   $  58,861,518
                                                                                                                    =============
Assets for reportable assets          $  65,295,858   $  1,103,445   $ 105,092,500   $ 12,814,299   $          --   $ 426,415,479
                                      =============   ============   =============   ============   =============
Investment in unconsolidated
 companies and funds                                                                                                    5,496,085
Other assets                                                                                                           28,911,815
                                                                                                                    -------------
Total assets                                                                                                        $ 460,823,379
                                                                                                                    =============
Depreciation expenses                 $   5,562,378   $    311,033   $  10,803,631   $    708,776
                                      =============   ============   =============   ============
Expenditures for segment assets       $   7,937,694   $         --   $  14,302,570   $    666,331
                                      =============   ============   =============   ============

                                                                     (Continued)

                                                         Local        Domestic Long   International
                                                       Telephone      Distance Call   Long Distance
                                                        Service          Service      Call Service
                                                     --------------   -------------   -------------
Year ended December 31, 2002
----------------------------
Service revenues from external customers             $   48,910,720   $  14,032,256   $  15,718,825
Intersegment service revenues                            18,343,298       2,102,596             594
                                                     --------------   -------------   -------------
Total service revenues                               $   67,254,018   $  16,134,852   $  15,719,419
                                                     ==============   =============   =============
Segment income before income tax                     $    9,756,275   $   7,272,642   $   3,728,906
                                                     ==============   =============   =============
Interest income
Equity in net loss of unconsolidated companies
Other income
Interest expense
General expense
Other expense
Income before tax
Assets for reportable assets                         $  260,382,289   $  10,509,544   $  14,078,862
                                                     ==============   =============   =============
Investment in unconsolidated companies and funds
Other assets
Total assets
Depreciation expenses                                $   23,403,666   $   1,348,858   $     542,333
                                                     ==============   =============   =============
Expenditures for segment assets                      $   17,760,275   $   2,727,895   $     879,048
                                                     ==============   =============   =============

Note: The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are local telephone service, domestic long distance call service, international long distance call service, cellular service, paging service, Internet and data service and other service.

                                        Cellular        Paging       Internet and
                                         Service        Service      Data Service     All Other       Adjustment        Total
                                      -------------   ------------   -------------   ------------   -------------   -------------
Year ended December 31, 2002
----------------------------
Service revenues from external
 customers                            $  62,469,539   $  1,053,655   $  31,180,874   $  2,723,142   $          --   $ 176,089,011
Intersegment service revenues               867,353          4,789       9,344,137        181,350  (   30,844,117)             --
                                      -------------   ------------   -------------   ------------   -------------   -------------
Total service revenues                $  63,336,892   $  1,058,444   $  40,525,011   $  2,904,492  ($  30,844,117)  $ 176,089,011
                                      =============   ============   =============   ============   =============   =============
Segment income before income tax      $  24,884,604  ($    174,422)  $  12,423,888   $  1,529,489   $          --   $  59,421,382
                                      =============   ============   =============   ============   =============
Interest income                                                                                                           187,007
Equity in net loss of
 unconsolidated companies                                                                                          (      232,551)
Other income                                                                                                            2,311,270
Interest expense                                                                                                   (      170,621)
General expense                                                                                                    (    4,003,886)
Other expense                                                                                                      (    1,766,954)
                                                                                                                    -------------
Income before tax                                                                                                   $  55,745,647
                                                                                                                    =============
Assets for reportable assets          $  61,495,659   $  1,448,317   $  75,369,345   $ 14,436,178   $          --   $ 437,720,194
                                      =============   ============   =============   ============   =============
Investment in unconsolidated
 companies and funds                                                                                                    5,727,204
Other assets                                                                                                           22,416,028
                                                                                                                    -------------
Total assets                                                                                                        $ 465,863,426
                                                                                                                    =============
Depreciation expenses                 $   5,277,389   $    373,149   $   8,938,582   $    722,462
                                      =============   ============   =============   ============
Expenditures for segment assets       $   4,708,728   $         --   $  15,964,632   $  1,159,786
                                      =============   ============   =============   ============

Chunghwa Telecom Co., Ltd.

Financial Statements as of
December 31, 2002 and 2003, and for Each of the Years in the Three Year Period Ended December 31, 2003
Together with Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2002 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 2003, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. as of December 31, 2002 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of New Taiwan Dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such U.S. dollar amounts are presented for the convenience of the readers.

Deloitte & Touche
(T N Soong & Co and Deloitte & Touche (Taiwan)
  Established Deloitte & Touche Effective June 1, 2003)
Taipei, Taiwan
Republic of China

March 11, 2004

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS
(Amounts in Millions, Except Shares and Par Value Data)
--------------------------------------------------------------------------------

                                                                        December 31
                                                           ------------------------------------
ASSETS                                           Notes        2002         2003         2003
                                              ----------   ----------   ----------   ----------
                                                               NT$          NT$          US$
                                                                                      (Note 3)
CURRENT ASSETS
   Cash and cash equivalents                      2,4,18   $    7,652   $   13,553   $      399
   Trade notes and accounts receivable--net          2,5       17,211       14,813          436
   Inventories--net                                  2,6        1,164        1,220           36
   Prepaid expenses                                               486          494           14
   Deferred income taxes                            2,14       16,845       16,983          500
   Other current assets                                         1,929        1,703           50
                                                           ----------   ----------   ----------
      Total current assets                                     45,287       48,766        1,435
                                                           ----------   ----------   ----------
INVESTMENTS IN UNCONSOLIDATED COMPANIES           2,7,18        3,727        3,496          103
                                                           ----------   ----------   ----------
PROPERTY, PLANT AND EQUIPMENT--Net                2,8,15      338,388      329,678        9,699
                                                           ----------   ----------   ----------
INTANGIBLE ASSETS
   Deferred pension cost                            2,13       24,032       29,940          881
   3G concession                                       2       10,179       10,179          300
   Patents and computer software--net                  2          212          251            7
                                                           ----------   ----------   ----------
      Total intangible assets                                  34,423       40,370        1,188
                                                           ----------   ----------   ----------
OTHER ASSETS
   Deferred income taxes--non-current               2,14        3,464        2,901           85
   Other                                              18        3,364        4,484          132
                                                           ----------   ----------   ----------
      Total other assets                                        6,828        7,385          217
                                                           ----------   ----------   ----------
TOTAL ASSETS                                               $  428,653   $  429,695   $   12,642
                                                           ==========   ==========   ==========

The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------

                                                                        December 31
                                                           ------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY             Notes        2002         2003         2003
                                              ----------   ----------   ----------   ----------
                                                               NT$          NT$          US$
                                                                                      (Note 3)
CURRENT LIABILITIES
   Trade notes and accounts payable                        $   11,217   $   11,713   $      345
   Income tax payable                               2,14        6,172        4,923          145
   Accrued expenses                                    9       13,804       14,206          418
   Accrued pension liabilities                      2,13       32,226       42,199        1,241
   Current portion of deferred income                  2        3,957        3,186           94
   Customers' deposits                                18       11,975       10,957          322
   Other current liabilities                       10,15       17,574       19,203          565
                                                           ----------   ----------   ----------
      Total current liabilities                                96,925      106,387        3,130
                                                           ----------   ----------   ----------
OTHER LIABILITIES
   Deferred income--net of current portion             2       13,855       11,610          341
   Long-term loans                                 11,18       17,700          700           21
   Other                                                          153          243            7
                                                           ----------   ----------   ----------
      Total other liabilities                                  31,708       12,553          369
                                                           ----------   ----------   ----------
      Total liabilities                                       128,633      118,940        3,499
                                                           ----------   ----------   ----------
COMMITMENTS AND CONTINGENT LIABILITIES                16
STOCKHOLDERS' EQUITY                                  12
   Capital stock--NT$10 (US$0.29) par
    value; authorized, issued and
    outstanding--9,647,724,900 common
    shares                                                     96,477       96,477        2,838
   Capital surplus                                            133,862      135,873        3,998
   Retained earnings                                           69,681       78,405        2,307
                                                           ----------   ----------   ----------
      Total stockholders' equity                              300,020      310,755        9,143
                                                           ----------   ----------   ----------
TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY                  $  428,653   $  429,695   $   12,642
                                                           ==========   ==========   ==========

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS
(Amounts in Millions, Except Shares and Per Share and Per ADS Data)
--------------------------------------------------------------------------------

                                                                         Years Ended December 31
                                                  ---------------------------------------------------------------------
                                          Notes        2001              2002               2003             2003
                                          -----   ---------------   ---------------   ---------------   ---------------
                                                        NT$               NT$                NT$              US$
                                                                                                           (Note 3)
SERVICE REVENUES                              2   $       184,378   $       179,361   $       182,466   $         5,368
                                                  ---------------   ---------------   ---------------   ---------------
OPERATING COSTS AND EXPENSES                  2
   Costs of services, excluding
    depreciation and amortization                          72,733            58,120            59,633             1,755
   Marketing, excluding depreciation
    and amortization                          2            21,867            20,167            19,992               588
   General and administrative,
    excluding depreciation and
    amortization                                            3,451             2,647             2,726                80
   Research and development, excluding
   depreciation and amortization              2             2,804             2,428             2,581                76
   Depreciation and amortization--cost
    of services                                            36,648            37,890            39,170             1,152
   Depreciation and amortization
    --operating expense                                     2,272             2,408             2,399                71
                                                  ---------------   ---------------   ---------------   ---------------
      Total operating costs and
       expenses                                           139,775           123,660           126,501             3,722
                                                  ---------------   ---------------   ---------------   ---------------
INCOME FROM OPERATIONS                                     44,603            55,701            55,965             1,646
                                                  ---------------   ---------------   ---------------   ---------------
OTHER INCOME
   Interest                                                   649               187               100                 3
   Equity in net income of
    unconsolidated companies                                  189                --                 3                --
   Other income                                             2,803             2,294             2,098                62
                                                  ---------------   ---------------   ---------------   ---------------
      Total other income                                    3,641             2,481             2,201                65
                                                  ---------------   ---------------   ---------------   ---------------
OTHER EXPENSES
   Interest                                                   392               171                43                 1
   Equity in net loss of unconsolidated
    companies                               2,7                --               232                --                --
   Other expense                                              971               852               509                15
                                                  ---------------   ---------------   ---------------   ---------------
      Total other expenses                                  1,363             1,255               552                16
                                                  ---------------   ---------------   ---------------   ---------------
INCOME BEFORE INCOME TAX                                   46,881            56,927            57,614             1,695
INCOME TAX                                 2,14             9,519            12,839            10,299               303
                                                  ---------------   ---------------   ---------------   ---------------
NET INCOME                                        $        37,362   $        44,088   $        47,315   $         1,392
                                                  ===============   ===============   ===============   ===============
NET INCOME PER SHARE                          2   $          3.87   $          4.57   $          4.90   $          0.14
                                                  ===============   ===============   ===============   ===============
WEIGHTED--AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                                 9,647,724,900     9,647,724,900     9,647,724,900     9,647,724,900
                                                  ===============   ===============   ===============   ===============
NET INCOME PER PRO FORMA EQUIVALENT ADS       2   $         38.73   $         45.70   $         49.04   $          1.44
                                                  ===============   ===============   ===============   ===============
WEIGHTED--AVERAGE NUMBER OF PRO FORMA
 EQUIVALENT ADSs OUTSTANDING                          964,772,490       964,772,490       964,772,490       964,772,490
                                                  ===============   ===============   ===============   ===============

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Amounts in Millions, Except Shares Data)
--------------------------------------------------------------------------------

                                                 Capital Stock
                                           --------------------------
                                              Common                     Capital
                                              shares         Amount      Surplus
                                           -------------   ----------   ----------
                                                              NT$           NT$
BALANCE, DECEMBER 31, 2000 (IN NT$)        9,647,724,900   $   96,477   $  133,758
Additional capital contributed by
 government                                           --           --           62
Appropriations of 2000 earnings:
   Legal reserve                                      --           --           --
   Dividends                                          --           --           --
Net income for the year ended December
 31, 2001                                             --           --           --
                                           -------------   ----------   ----------
BALANCE, DECEMBER 31, 2001 (IN NT$)        9,647,724,900       96,477      133,820
Additional capital contributed by
 government                                           --           --           42
Appropriations and distributions of
 2001 earnings:
   Legal reserve                                      --           --           --
   Dividends                                          --           --           --
Net income for the year ended December
 31, 2002                                             --           --           --
                                           -------------   ----------   ----------
BALANCE, DECEMBER 31, 2002 (IN NT$)        9,647,724,900       96,477      133,862
Additional capital contributed by
 government                                           --           --           80
Additional capital contributed by the
 MOTC through selling shares to
 employees at a discounted price                      --           --        1,931
Appropriations and distributions of
 2002 earnings:
   Legal reserve                                      --           --           --
   Dividends                                          --           --           --
Net income for the year ended December
 31, 2003                                             --           --           --
                                           -------------   ----------   ----------
BALANCE, DECEMBER 31, 2003 (IN NT$)        9,647,724,900   $   96,477   $  135,873
                                           =============   ==========   ==========
BALANCE, DECEMBER 31, 2003 (IN US$)
 (Note 3)                                  9,647,724,900   $    2,838   $    3,998
                                           =============   ==========   ==========


                                                              Retained Earnings
                                           ------------------------------------------------------       Total
                                             Legal        Special     Unappropriated                Stockholders'
                                            reserve       reserve        earnings        Total         Equity
                                           ----------   -----------   --------------   ----------   -------------
                                              NT$           NT$             NT$           NT$            NT$
BALANCE, DECEMBER 31, 2000 (IN NT$)        $   15,105   $     2,675   $       60,175   $   77,955   $     308,190
Additional capital contributed by
 government                                        --            --               --           --             62
Appropriations of 2000 earnings:
   Legal reserve                                6,274            --  (         6,274)          --             --
   Dividends                                       --            --  (        55,957) (    55,957) (       55,957)
Net income for the year ended December
 31, 2001                                          --            --           37,362       37,362          37,362
                                           ----------   -----------   --------------   ----------   -------------
BALANCE, DECEMBER 31, 2001 (IN NT$)            21,379         2,675           35,306       59,360         289,657
Additional capital contributed by
 government                                        --            --               --           --              42
Appropriations and distributions of
 2001 earnings:
   Legal reserve                                3,727            --  (         3,727)          --              --
   Dividends                                       --            --  (        33,767) (    33,767) (       33,767)
Net income for the year ended December
 31, 2002                                          --            --           44,088       44,088          44,088
                                           ----------   -----------   --------------   ----------   -------------
BALANCE, DECEMBER 31, 2002 (IN NT$)            25,106         2,675           41,900       69,681         300,020
Additional capital contributed by
 government                                        --            --               --           --              80
Additional capital contributed by the
 MOTC through selling shares to
 employees at a discounted price                   --            --               --           --           1,931
Appropriations and distributions of
 2002 earnings:
   Legal reserve                                4,331            --  (         4,331)          --              --
   Dividends                                       --            --  (        38,591) (    38,591) (       38,591)
Net income for the year ended December
 31, 2003                                          --            --           47,315       47,315          47,315
                                           ----------   -----------   --------------   ----------   -------------
BALANCE, DECEMBER 31, 2003 (IN NT$)        $   29,437   $     2,675   $       46,293   $   78,405   $     310,755
                                           ==========   ===========   ==============   ==========   =============
BALANCE, DECEMBER 31, 2003 (IN US$)
 (Note 3)                                  $      866   $        79   $        1,362   $    2,307   $       9,143
                                           ==========   ===========   ==============   ==========   =============

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS
(Amounts in Millions)
--------------------------------------------------------------------------------

                                                           Years Ended December 31
                                              -------------------------------------------------
                                                 2001         2002         2003         2003
                                              ----------   ----------   ----------   ----------
                                                  NT$          NT$          NT$          US$
                                                                                      (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                 $   37,362   $   44,088   $   47,315   $    1,392
   Adjustments to reconcile net income to
    net cash provided by operating
    activities:
      Provision for doubtful accounts              3,869        4,931        3,239           95
      Depreciation and amortization               38,920       40,298       41,569        1,223
      Cash dividends received from
       unconsolidated companies                       94           --           --           --
      Net loss on disposal of scrap
       inventories and property, plant
       and equipment                                 955          150          143            4
      Equity in net loss (net income) of
       unconsolidated companies              (       189)         232  (         3)          --
      Stock compensation for shares
       issued to employees at a discount              --           --        1,931           57
      Deferred income taxes                  (     1,850)         744          425           13
      Changes in operating assets and
       liabilities:
         Decrease (increase) in:
            Trade notes and accounts
             receivable                      (     3,280) (     1,764) (       760) (        22)
            Inventories                            2,454  (       483) (     1,719) (        51)
            Prepaid expenses                       1,383           60  (         8)          --
            Other current assets             (       259)         811          145            4
            Other assets                     (     1,724)       1,028  (     1,235) (        36)
         Increase (decrease) in:
            Trade notes and accounts payable       3,583  (     2,666)       2,159           63
            Income tax payable               (     4,540)       3,314  (     1,249) (        37)
            Accrued expenses                 (       892) (       422)         402           12
            Customers' deposits              (     1,294) (       940) (     1,018) (        30)
            Other current liabilities              1,066        1,969        1,138           33
            Accrued pension liabilities              957        3,653        4,065          120
            Deferred income                  (     3,243) (     3,467) (     3,016) (        89)
            Other liabilities                (       273) (       183)          90            3
                                              ----------   ----------   ----------   ----------
         Net cash provided by operating
          activities                              73,099       91,353       93,613        2,754
                                              ----------   ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of investments in
    unconsolidated companies                 (       980) (     2,000)          --           --
   Proceeds from disposal of investments
    in unconsolidated companies                       58           --          234            7
   Acquisitions of property, plant and
    equipment                                (    52,935) (    43,260) (    32,248) (       948)
   Proceeds from disposal of property,
    plant and equipment                              294          294            6           --
   Payment on 3G concession                           --  (    10,179)          --           --
   Acquisitions of patents and computer
    software                                 (       131) (       174) (       193) (         6)
                                              ----------   ----------   ----------   ----------
         Net cash used in investing
          activities                         (    53,694) (    55,319) (    32,201) (       947)
                                              ----------   ----------   ----------   ----------

                                                                     (Continued)
                                      - 5 -

                                                           Years Ended December 31
                                              -------------------------------------------------
                                                 2001         2002         2003         2003
                                              ----------   ----------   ----------   ----------
                                                  NT$          NT$          NT$          US$
                                                                                      (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from long-term loans              $   30,000   $   38,700   $        -   $        -
   Payments on principal of long-term loans  (    13,000) (    38,000) (    17,000) (       500)
   Cash dividends paid                       (    55,957) (    33,767) (    38,591) (     1,135)
   Additional capital contributed by
    government                                        62           42           80            2
                                              ----------   ----------   ----------   ----------
      Net cash used in financing activities  (    38,895) (    33,025) (    55,511) (     1,633)
                                              ----------   ----------   ----------   ----------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                 (    19,490)       3,009        5,901          174
CASH AND CASH EQUIVALENTS, BEGINNING
 OF YEAR                                          24,133        4,643        7,652          225
                                              ----------   ----------   ----------   ----------
CASH AND CASH EQUIVALENTS, END OF YEAR        $    4,643   $    7,652   $   13,553   $      399
                                              ==========   ==========   ==========   ==========
SUPPLEMENTAL INFORMATION
   Interest paid                              $      392   $      122   $       66   $        2
                                              ==========   ==========   ==========   ==========
   Income tax paid                            $   15,908   $    8,781   $   11,121   $      327
                                              ==========   ==========   ==========   ==========

The accompanying notes are an integral part of the financial statements.
                                                                     (Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS
(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)
--------------------------------------------------------------------------------

1.   GENERAL

     Chunghwa Telecom Co., Ltd. ("Chunghwa" or "the Company") was incorporated on July 1, 1996 in the Republic of China ("ROC") pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications ("MOTC"). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications ("DGT"). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

     As a "dominant telecommunications service provider" of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

     The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company's common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings in August 2000, in September 2000, in June 2001, in December 2002, and in March 2003, in April 2003, and in July 2003. Certain of the Company's common shares were sold to its employees in October 2000, October 2001, November 2002, February 2003, April 2003, June 2003, July 2003 and December 2003. In July, 2003 the MOTC sold the Company's common shares in an international offering of securities in the form of American Depository Shares ("ADS"). The MOTC intends to continue to sell the Company's common shares in the ROC and throughout the process of privatization to the Company's employees. As of March 11, 2004 the MOTC owns 64.98% shares of the Company.

     The Company's common shares were listed and traded on the Taiwan Stock Exchange and the New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The Company maintains its accounting books and records based on the ROC Government regulations and accounting principles generally accepted in the ROC ("ROC GAAP"). The accompanying financial statements have been prepared to present its financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States ("US GAAP").

     The financial statements as of December 31, 2003 and for the years ended December 31, 2002 and 2003 included herein have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC").

     Use of Estimates

     The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, useful lives of long term assets, pension plans, valuation allowances on deferred income taxes, customer service periods, impairment of assets and the fair value of financial instruments. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates.

     Foreign Currency Transactions

     The functional currency of the Company is the local currency, the New Taiwan dollar (NT$) as it is the currency of the primary economic environment. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the "foreign currency") are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates and the resulting differences are recorded as follows:

     a. Long-term stock investments accounted for by the equity method--as cumulative translation adjustment under stockholders' equity.

     b.   Other assets and liabilities--credited or charged to current income.

     Cash Equivalents

     Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

     Inventories

     Inventories, consisting mainly of telecommunication cables, are stated at the lower of cost (weighted- average cost method) or market value (replacement cost or net realizable value). If the market value is below cost, the Company writes down the inventory to the market value which then becomes the new cost basis.

     Investments in Unconsolidated Companies

     Investments in shares of stock in companies where the Company exercises significant influence over operating and financial policy decisions are accounted for using the equity method of accounting. The difference between the investment cost and the Company's proportionate share in the net assets of the investee at the date of acquisition is amortized over the estimated useful life of any intangible assets identified. Any goodwill identified is not amortized and evaluated for impairment when circumstances warrant. Any cash dividends received are recognized as a reduction in the carrying value of the investment. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company's portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

     Investments in shares of stock with no readily determinable market values are accounted for using the cost method when the ownership is less than 20%. Cash dividends received are recorded as income and stock dividends received are accounted for as increases in the number of shares held but not recognized as income.

     The costs of investments sold are determined using the weighted-average method.

     Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation expense is determined based upon the assets' estimated useful life using the straight-line method.

     The estimated useful lives are as follows:

                                Useful Life (Years)
                                -------------------
Buildings and improvements             10-60
Telecommunications equipment:
   Transmission equipment              9-15
   Exchange equipment                  6-12
Miscellaneous equipment                3-10

     Cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial improvements, is charged to current income.

     Losses incurred for the sale or disposal of property, plant and equipment are recorded as costs of services.

     Valuation of Long-lived Assets

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, a loss is recognized for the excess of the carrying amount over the fair value of the asset. No impairment charge was recorded throughout the periods presented in the accompanying financial statements.

     3G Concession

     This is the amount paid by the Company to the ROC government in connection with the grant of a concession to provide various telecommunication services using spectrum assigned by the MOTC that utilizes the International Mobile Telecommunication--2000: The Global Standard for Third Generation Wireless Communications technical standards as announced by the International Telecommunications Union (the "3G concession"). Licenses for 3G mobile telecommunication services are granted by the MOTC through a three-step procedure. Applicants first obtain a concession from the MOTC through a bidding process. The concession is valid from the issue date to December 31, 2004. The Company may apply to extend this date by one year with approval from the MOTC. The holder of the concession must then obtain a network construction permit from the Directorate General of Telecommunications (the "DGT", the regulator of the telecommunication industry). Once the network construction is complete, the applicant may apply for a 3G license from the MOTC. The 3G license is valid through December 31, 2018. The 3G concession and any additional licensing fees will be amortized on a straight-line basis from the date operations commence through the date the license expires. The 3G Concession cost is subject to review for impairment as other long-lived assets.

     Patents and Computer Software

     Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years. Amortization expenses for the years ended December 31, 2001, 2002 and 2003 were NT$112 million, NT$122 million and NT$154 million, respectively. Accumulated amortization was NT$659 million and NT$813 million as of December 31, 2002 and 2003, respectively.

     Deferred Income

     Deferred income represents one-time connection fees received from subscribers. The deferred income is recognized over the average expected customer service periods.

     The average expected customer service periods (in years) are as follows:

                                              As of December 31
                                         ---------------------------
                                             2002           2003
                                         ------------   ------------
Fixed-line                                    13             13
Cellular                                       6              5
Paging                                         2              2
Internet                                       3              3

     Revenue Recognition

     The Company evaluates revenue recognition for its transactions using the SEC Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition".

     The Company records service revenues over the periods they are earned. The costs of providing services are recognized as incurred. Handset subsidy costs are paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, and are recognized as a cost of service when incurred. Usage revenues from fixed-line services, cellular services, Internet and data services, and inter-connection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms. The Company had accrued unbilled revenues for services provided amounting to NT$1,265 million and NT$1,329 million as of December 31, 2002 and 2003, and are included in accounts receivable in the accompanying balance sheets.

     Other revenues are recognized as follows: (a) one-time subscriber connection fees are deferred and recognized over the average expected customer service periods, (b) fixed-monthly fees (on fixed-line services, wireless (cellular and paging) and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

     Concentrations

     For all periods presented, no individual customer or supplier constituted more than 10% of the Company's revenues, trade notes and accounts receivables, purchases or trade notes and accounts payable. The Company also does not have concentrations of available sources of labor, services or other rights that could, if suddenly eliminated, severely impact its operations. However, telecommunications franchises and licenses are issued solely by authority of the ROC government. The withdrawal or the revocation of the franchise and licenses by the ROC government would severely impact the Company's operations. The Company invests its cash with several high-quality financial institutions.

     Pension Costs

     Pension costs are recorded on the basis of actuarial calculations. As a foreign registrant, the Company adopted SFAS No. 87 on July 1, 1996 as it was not feasible for the Company to obtain the information necessary to adopt SFAS No. 87 as of July 1, 1989. The Company has allocated a portion of the transition obligation directly to equity on the date of adoption based on the ratio of: (a) the years elapsed between the effective date in SFAS No. 87 and the adoption date, to (b) the remaining service period of employees expected to receive benefits as estimated at the adoption date.

     Advertising and Promotional Expenses

     Advertising and promotional expenses are charged to income as incurred. These expenses were NT$1,723 million, NT$1,935 million and NT$1,861 million for the years ended December 31, 2001, 2002 and 2003, respectively.

     Research and Development Costs

     Research and development costs are charged to income as incurred.

     Employee Stock Compensation

     In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

     Income Tax

     The Company is subject to income tax in the ROC. The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits, losses carried forward and the future tax consequences attributable to differences between financial statement carrying amounts and their respective tax bases, using enacted laws. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that a portion or the entire deferred tax asset will not be realized.

     Income taxes on undistributed earnings (10%) generated after 1998 are recorded as expense in the current year.

     Comprehensive Income

     Comprehensive income includes all changes in equity during a period from sources other than the stockholders. The balance of comprehensive income is zero for all balance sheet dates presented.

     Net Income Per Share and Per Pro Forma Equivalent ADS

     Net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the periods. Net income per pro forma equivalent ADS is calculated by multiplying the above net income per share by ten as each ADS is expected to represent ten common shares.

     Recent Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities (SPE's) are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and will apply the provisions of FIN 46R with its first quarter 2004 financial statements.

3.   U.S. DOLLAR AMOUNTS

     The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2003, which was NT$33.99 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.   CASH AND CASH EQUIVALENTS

                                                            December 31
                                                    ---------------------------
                                                        2002           2003
                                                    ------------   ------------
                                                        NT$            NT$

Cash and bank deposits                              $      2,460   $      2,112
Commercial paper purchased                                 5,192         11,441
                                                    ------------   ------------
Total                                               $      7,652   $     13,553
                                                    ============   ============

5.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The changes in this account are summarized as follows:

                                               Years Ended December 31
                                     ------------------------------------------
                                         2001           2002           2003
                                     ------------   ------------   ------------
                                          NT$            NT$            NT$
Balance, beginning of period          $     2,563    $     5,008    $     7,505
Provision for doubtful accounts             3,869          4,931          3,158
Accounts receivable written off      (      1,424)  (      2,434)  (      2,877)
                                      -----------    -----------    -----------
Balance, end of period                $     5,008    $     7,505    $     7,786
                                      ===========    ===========    ===========

6.   INVENTORIES--NET

                                                            December 31
                                                    ---------------------------
                                                        2002           2003
                                                    ------------   ------------
                                                        NT$            NT$

Supplies--net                                       $      1,107   $      1,124
Work in process                                               36              1
Materials in transit                                          21             95
                                                    ------------   ------------
                                                    $      1,164   $      1,220
                                                    ============   ============

     The insurance coverage on inventories as of December 31, 2003 amounted to NT$1,147million.

7.   INVESTMENTS IN UNCONSOLIDATED COMPANIES

     The investments in unconsolidated companies comprise the following:

                                                            December 31
                                     ---------------------------------------------------------
                                                2002                           2003
                                     ---------------------------   ---------------------------
                                       Carrying        % of          Carrying        % of
                                         Value       Ownership         Value       OwnerShip
                                     ------------   ------------   ------------   ------------
                                          NT$                          NT$
Equity investees:
   Chunghwa Investment ("CHI")       $        982             49   $        987             49
   Taiwan International Standard
    Electronics ("TISE")                      435             40            433             40
                                     ------------                  ------------
                                            1,417                         1,420
                                     ------------                  ------------
Cost investees:
   Taipei Financial Center ("TFC")          2,000             12          2,000             12
   Lucent Technologies Taiwan
    Telecom ("Lucent")                        234             15             --             --
   RPTI International ("RPTI")                 71             12             71             12
   Siemens Telecommunication
    Systems ("Siemens")                         5             15              5             15
                                     ------------                  ------------
                                            2,310                         2,076
                                     ------------                  ------------
                                     $      3,727                  $      3,496
                                     ============                  ============

     TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the years ended December 31, 2002 and 2003, respectively.

     CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the years ended December 31, 2002 and 2003, respectively.

     The investments in TFC, Lucent, RPTI and Siemens have no quoted market values and are carried at their original costs which approximate fair value. The investment in Lucent was sold at its carrying value in June 2003.

8.   PROPERTY, PLANT AND EQUIPMENT--NET

                                                            December 31
                                                    ---------------------------
                                                        2002           2003
                                                    ------------   ------------
                                                        NT$            NT$
Cost
   Land                                             $     42,142   $     42,326
   Buildings and improvements                             51,528         53,901
   Telecommunications equipment                          594,786        607,093
   Miscellaneous equipment                                26,931         28,279
                                                    ------------   ------------
   Subtotal                                              715,387        731,599
                                                    ------------   ------------
Accumulated depreciation
   Buildings and improvements                             10,154         11,215
   Telecommunications equipment                          395,791        412,773
   Miscellaneous equipment                                19,732         21,140
                                                    ------------   ------------
   Subtotal                                              425,677        445,128
                                                    ------------   ------------
Construction in progress                                  48,582         43,159
                                                    ------------   ------------
Advances related to acquisition of equipment                  96             48
                                                    ------------   ------------
Property, plant and equipment--net                  $    338,388   $    329,678
                                                    ============   ============

     On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC's Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with carrying value of NT$53,895 million. Those properties, as of that date, were registered in the name of the ROC's National Properties Bureau ("NPB"). As the number of the Company's properties is large, management has begun the process of registering the titles to the properties in the name of the Company. The process has been delayed due to the requirement of rezoning a small number of currently-classified agricultural and industrial zoned property to telecommunication or special purpose property prior to the approval of title transfer by the Executive Yuan. As of December 31, 2002 and 2003, titles to land and buildings with carrying value of NT$617 million and NT$397 million were still in the name of the NPB, respectively.

     Capitalized interest expense aggregated to NT$130 million, NT$302 million and NT$46 million for the years ended December 31, 2001, 2002 and 2003, respectively. The rate of capitalized interest is from 4.15% to 4.32%, 1.51% to 4.18%, and 0.56% to 1.67%, respectively.

     The Company carries insurance on certain buildings and certain telecom equipment with carrying value of NT$7,871 million and NT$5,146 million as of December 31, 2002 and 2003, respectively. The Company does not carry comprehensive insurance on all properties.

9.   ACCRUED EXPENSES

                                                            December 31
                                                    ---------------------------
                                                        2002           2003
                                                    ------------   ------------
                                                        NT$            NT$
Accrued compensation                                $      8,862   $      8,997
Accrued franchise fees                                     2,369          2,435
Other accrued expenses                                     2,573          2,774
                                                    ------------   ------------
Total                                               $     13,804   $     14,206
                                                    ============   ============

10.  OTHER CURRENT LIABILITIES

                                                            December 31
                                                    ---------------------------
                                                        2002           2003
                                                    ------------   ------------
                                                        NT$            NT$
Advances from subscribers                           $      5,897   $      6,504
Payables to construction suppliers                         4,075          3,081
Amounts collected from subscribers in trust for
 others                                                    3,443          3,610
Payable to equipment suppliers                             1,933          3,230
Miscellaneous                                              2,226          2,778
                                                    ------------   ------------
Total                                               $     17,574   $     19,203
                                                    ============   ============

11.  LONG-TERM LOANS

     Long-term loans consist of the following:

                                                            December 31
                                                    ---------------------------
                                                        2002           2003
                                                    ------------   ------------
                                                        NT$            NT$
Syndicated Loan                                     $     17,000   $         --
Common Tunnel Fund                                           700            700
                                                    ------------   ------------
Total                                               $     17,700   $        700
                                                    ============   ============

     The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal amounts as of December 31, 2002 and 2003 are payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

     The Syndicated Loans were obtained pursuant to long-term loan agreements with several banks that allows the Company to obtain unsecured credit until June 19, 2006. These loans bear fixed annual interest rates ranging from 1.58% to 1.70% on December 31, 2002. As of December 31, 2003, the Company had repaid the outstanding balance of these syndicated loans.

     As of December 31, 2003, the Company has unused credit lines totaling approximately NT$230,000 million, which are available for short-term and long-term borrowings.

12.  STOCKHOLDERS' EQUITY

     Under the Company's Articles of Incorporation, authorized capital is 9,647,724,900 common shares. The Company's Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

     For the purpose of privatizing the company, the MOTC sold 1,109,750 common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003.

     The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

     As of December 31, 2003, a portion of the outstanding ADSs were revoked in exchange for approximately 120,160 thousand common shares of the Company, which represented 1.25% of the Company's total outstanding common shares. Therefore, the outstanding ADSs were 98,914 thousand units, which equaled approximately 989,140 thousand common shares and represented 10.25% of the Company's total outstanding common shares.

     The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company's Articles of Incorporation as follows:

     a. The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

     b. The holder of preferred shares has the same stock option as holders of common shares when the Company raises capital by issuing new shares.

     c. The holder of the preferred shares will have the right to vote on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company's business or property.

     d. The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

     Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations. As of December 31, 2003, the amount of retained earnings available for dividends was NT$49,159 million and was based on earnings as determined using ROC government regulations.

     In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

     Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

     The MOTC, as part of the privatization plan of the Company, offered for sale to both corporate and individual investors 289,431,000 common shares of the Company between the period from August 16, 2000 to August 19, 2000 through an auction whereby the minimum price per share was set at NT$104. The minimum price was set on July 20, 2000 by an evaluation committee designated by the MOTC. The actual number sold was 206,627,000 common shares of the Company at an average price of approximately NT$109 per share for total proceeds of NT$22,549 million.

     From September 6, 2000 to September 14, 2000, the MOTC offered for sale to individual investors 1,334,982,000 common shares of the Company at NT$104 per share, of which only 65,832,000 common shares were sold for total proceeds of NT$6,847 million.

     From June 7, 2001 to June 20, 2001, the MOTC offered for sale to both corporate and individual investors 482,386,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$57.00 and NT$60.50. The MOTC sold 173,484,000 common shares for total proceeds of NT$9,950 million.

     On December 25, 2002, the MOTC offered and sold to corporate investors 1,300,000,000 common shares of the Company at NT$50.30 per share for total proceeds of NT$65,390 million.

     From March 3, 2003 to March 5, 2003, the MOTC offered for sale to both corporate and individual investors 100,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$51 and NT$52. The MOTC sold 7,424,000 common shares for total proceeds of NT$380 million.

     From April 10, 2003 to April 16, 2003, the MOTC offered for sale to both corporate and individual investors 500,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set between NT$49 and NT$50. The MOTC sold 165,830,000 common shares for total proceeds of NT$8,276 million.

     On July 17, 2003, the MOTC offered for sale to both corporate and individual investors 200,000,000 common shares of the Company through an auction whereby the minimum price per share (throughout the offer period) was set at NT$49. The MOTC sold 200,000,000 common shares for total proceeds of NT$9,800 million.

     The MOTC, as a part of privatization plan of the Company, offered for sale in the form of American Depository Shares ("ADS") 96,500,000 shares on July 17, 2003 and 14,475,000 shares on July 24, 2003 (one ADS represents ten common shares) whereby the price per ADS was set at US$14.24 (NT$49 per common share). The MOTC sold 110,975,000 ADSs, representing 1,109,750,000 common shares, for total proceeds of US$1,580 million (NT$54,307 million).

     The MOTC, in connection with the privatization plan of the Company, sold, at discounted prices, to employees 3,051,786 shares from October 12, 2000 to October 16, 2000, 683,455 shares from October 4, 2001 to October 8, 2001, 40,856,440 shares from January 15, 2003 to January 24, 2003, 215,251 shares from April 2, 2003 to April 4, 2003, 4,806,292 shares from June 2, 2003 to June 6, 2003 and 97,066,540 shares from October 28, 2003 to October 31, 2003 for total consideration of NT$255 million, NT$28 million, NT$1,645 million, NT$9 million, NT$189 million and NT$3,789 million, respectively. The terms of the offers for the share purchases provided that substantially all full-time employees meeting limited employment qualifications may participate on an equitable basis taking into account service years, rank, level, salary and position, and performance. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were offered and sold at a price similar to the price for those common shares sold to individual and corporate investors, which were NT$104, NT$51.20, NT$50.30, NT$51, NT$49 and NT$45 per share, respectively. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the "holding periods"), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$1,452 million as compensation expense for the year ended December 31, 2003 for the shares purchased by employees in 2003 that were subject to a discount. In addition, the MOTC sold 1,000,004 common shares, 10,424 common shares, 1,373,151 common shares, 7,481 common shares, 67,035 common shares and 37,883,399 common shares to employees at their undiscounted price of NT$104 per share, NT$51.20 per share, NT$50.30 per share, NT$51 per share, NT$49 and NT$45 per share, respectively, for total consideration of NT$104 million, NT$1 million, NT$69 million, NT$0.4 million, NT$3 million, and 1,705 million, respectively.

     The MOTC, in connection with the compensation of the employees, sold to employees 209,337 shares from October 29, 2001 to November 7, 2001, 293,589 shares from November 1, 2002 to November 7, 2002 and 381,489 shares from November 28, 2003 to December 3, 2003 for total consideration of NT$2 million, NT$3 million and NT$4 million, respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$15 million as compensation expense for the year ended December 31, 2003 for the shares purchased by employees in 2003 that were subject to par value.

13.  PENSION PLAN

     At the time of its incorporation on July 1, 1996, the Company continued the existing two noncontributory defined benefit pension plans covering all its employees, as previously adopted by the DGT. The first plan (hereinafter referred to as "Plan A") covers civil service eligible employees (i.e., employees who meet the necessary qualifications set by the ROC Government) and the second plan (hereinafter referred to as "Plan B") covers all other employees of the Company (hereinafter referred to as "non-civil service eligible employees"). The adoption of two pension plans is necessary as different pension laws apply to civil service eligible and non-civil service eligible employees.

     Plan A provides benefits equal to the sum of: (a) the lump-sum payment equivalent to one benefit unit per year for the first twenty service years rendered and one-half benefit unit per service year rendered thereafter, with one benefit unit equivalent to a portion of the salary of the employee at the time of retirement (referred to hereinafter as "pensionable salary"), and (b) annuity payments payable monthly equivalent to a certain percentage of the benefit unit. Plan B provides benefits equal to the lesser of: (a) forty-five benefit units, or (b) two benefit units per service year rendered for the first fifteen years, and one-half benefit unit per service year exceeding fifteen years rendered before August 1, 1984 and one benefit unit per service year for services rendered after August 1, 1984, with one benefit unit equivalent to the monthly average base salary (consisting of regular salary items plus overtime salary). Plan A is funded based on amounts included in budgets approved by the Legislative Yuan and supplementary budgets approved by the Executive Yuan while Plan B is funded at an amount equivalent to 2% to 15% of the monthly salary.

     The Company adopted SFAS No. 87 on July 1, 1996 (adoption date), the date of its incorporation. The unrecognized net transition obligation recorded to shareholders' equity on July 1, 1996 was NT$6,571 million which represents the difference in the net pension cost for the period from the issuance of SFAS No. 87 and the date of adoption. The remaining unrecognized net transition obligation of NT$16,790 million is amortized over the estimated remaining service period of the employees as determined on July 1, 1996, which is a period of twenty-five years and seventeen years for civil service eligible employees and non-civil service eligible employees, respectively.

     On June 23, 1997, the Council for Economic Planning and Development of the ROC Government officially instructed the Company to complete its privatization by June 30, 2001. Effective on the privatization date, except for those who will have reached the mandatory retirement age (the age of 65 for Plan A participants and age 60 for Plan B participants) by that day, employees will receive pension benefit payments calculated in accordance with the Guidelines on Payments of Severance Benefits to Employees of State-Owned Enterprises ("Guidelines"), as required by the ROC Government for state-owned enterprises instructed to undergo privatization plans. The employees not covered by the Guidelines will continue to receive benefits either as Plan A or Plan B participants.

     Under the Guidelines, the Company was to pay all benefit payments on June 30, 2001, the initial expected date of privatization, to settle all employees' past service costs under the existing plans. On the actual privatization date, a replacement plan with substantially the same provisions will be put in place. The settlement benefit payments, regardless of the respective original plan participation, will be as follows: (a) employees who will voluntarily leave the Company on the privatization date (hereinafter referred to as "separated employees") will receive a service clearance payment which is calculated similar to the benefit formula under the original Plan B as mentioned above plus an additional six-month salary and one-month advance notice pay (hereinafter referred to as the "additional separation payments"); (b) employees who opt to remain with the privatized company after the privatization date (hereinafter referred to as "privatized company employees") will receive an amount equivalent to those received by the separated employees without the additional separation payments; and (c) privatized company employees who are involuntarily terminated by the Company within five years from the date of privatization (hereinafter referred to as "redundant employees") will receive redundancy benefits equivalent to the amount computed based on one benefit unit for every year of service after privatization plus the additional separation payments (hereinafter referred to as "redundancy benefit payments"). The six-month portion of the additional separation payments and the redundancy benefit payments will be paid by the MOTC and the one-month portion will be paid by the Company.

     The unrecognized prior service costs, which amounted to NT$30,018 million, related to the increased benefits provided under the plan amendment described in the preceding paragraph were amortized through June 30, 2001. The unrecognized prior service costs associated with the plan amendment exclude any costs expected to be incurred for the additional separation payments or redundancy benefit payments. The additional separation payments under the Guidelines are accounted for as special termination benefits and will be recognized in the period when the employee accepts the offer while the redundancy benefit payments will be recognized in the period management has approved a plan of termination.

     On December 2, 1999, in order to increase operational efficiency, the Company approved a Special Retirement Incentive Program ("Program"). The employees eligible under the Program, except those who would have reached the mandatory retirement age during its effectiveness, are those: (a) who have worked with the Company for at least five years and who are at least 60 years of age, (b) who have worked with the Company for at least 25 years, (c) who have worked with the Company for at least fifteen years and who are at least 55 years of age, (d) who are at least 45 years old, (e) who are unable to return to work after an extended illness, and (f) special cases approved by a special committee. The Program allowed eligible employees who elected to voluntarily leave the Company between the period from June 1, 2000 through June 30, 2001 to also receive benefit payments based on the respective original plan (meaning Plan A or Plan B) plus the additional separation payments. The present value of such amounts over and above the lump sum amount that would have been paid to the employees had they stayed until June 30, 2001 was accounted for as special termination benefits. Accordingly, such benefits were recognized as a liability and charged to income upon the employee acceptance of the terms of the Program. The Company recognized termination benefits of NT$2,413 million for the year ended December 31, 2001.

     On December 31, 2000, the Legislative Yuan approved the ROC Government Budget for the calendar year 2001 (the "Budget"). The Budget assumed that the proceeds from the privatization of the Company would be in the fourth quarter of the calendar year 2001, thereby formalizing the ROC Government's approval to delay the privatization. The MOTC also instructed the Company to complete its privatization by December 31, 2001. The change in the privatization date to December 31, 2001 was viewed as a change in the plan assumption, and, accordingly, the resulting adjustment in the projected benefit obligation approximated NT$680 million and was accounted for as an actuarial gain.

     The privatization of the Company was not completed on December 31, 2001 primarily a result of unfavorable conditions in the capital markets. The MOTC informed the Company on December 28, 2001 that the new target privatization date was December 31, 2003. The Company accounted for the change in the privatization date also as a change in the assumption with the resulting adjustment in the projected benefit obligation of NT$668 million accounted for as an actuarial loss.

     The privatization of the Company was not completed on December 31, 2003. On November 29, 2003, the Chairman, as representative of the MOTC, approved the new target privatization date to be December 31, 2004. The Company accounted for the change in the privatization date as a change in the assumption with the resulting adjustment of NT$1,243 million in the projected benefit obligation accounted for as an actuarial gain.

     In addition, pursuant to a regulation issued by the Executive Yuan, the obligation related to annuity payments due after the date of privatization for Plan A participants who retire prior to that date will be borne by the MOTC. Such amounts have been included in the Company's pension computation as of December 31, 2002 and 2003. Upon privatization, the portion of liabilities that will be taken over by the MOTC will be accounted for as contributed capital and recorded in stockholders' equity.

     The components of net periodic benefit costs are as follows:

                                                   Years Ended December 31
                                         ------------------------------------------
                                             2001           2002           2003
                                         ------------   ------------   ------------
                                              NT$            NT$            NT$
Service cost                              $     2,429    $     2,285    $     1,970
Interest cost                                   5,229          2,870          2,362
Expected return on plan assets           (      4,071)  (      2,196)  (      1,618)
Termination benefit under the Program           2,413             --             --
Amortization of unrecognized net
 transition obligation                            939            939            939
Amortization of unrecognized prior
 service costs                                  4,381             --             --
Amortization of unrecognized net loss               6            172            635
                                          -----------    -----------    -----------
Net periodic pension cost                 $    11,326    $     4,070    $     4,288
                                          ===========    ===========    ===========

     The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

                                                   Years Ended December 31
                                         ------------------------------------------
                                             2001           2002           2003
                                         ------------   ------------   ------------
                                              NT$            NT$            NT$
Change in benefits obligation:
   Projected benefits obligation,
    beginning of year                    ($   106,231)  ($   114,289)  ($   119,822)
   Services cost                         (      2,429)  (      2,285)  (      1,970)
   Interest cost                         (      5,229)  (      2,870)  (      2,362)
   Termination benefit under the
    Program                              (      2,413)            --             --
   Actuarial loss                        (      6,782)  (      8,347)  (      4,557)
   Benefits paid                                8,795          7,969          2,585
                                          -----------    -----------    -----------
   Projected benefits obligation, end
    of year                              ($   114,289)  ($   119,822)  ($   126,126)
                                          ===========    ===========    ===========
Change in plan assets:
   Fair value of plan assets,
    beginning of year                     $    83,889    $    89,377    $    83,478
   Actual return on plan assets                 3,914          1,654          1,462
   Employer contributions                      10,369            416            223
   Benefits paid                         (      8,795)  (      7,969)  (      2,585)
                                          -----------    -----------    -----------
   Fair value of plan assets, end of
    year                                  $    89,377    $    83,478    $    82,578
                                          ===========    ===========    ===========

                                                                     (Continued)

                                                   Years Ended December 31
                                         ------------------------------------------
                                              2001          2002           2003
                                         ------------   ------------   ------------
                                              NT$            NT$            NT$
Reconciliation of funded status
   Funded status                         ($    24,912)  ($    36,344)  ($    43,548)
   Unrecognized net transition
    obligation                                 11,628         10,689          9,750
   Unrecognized actuarial loss                  8,743         17,461         21,539
                                          -----------    -----------    -----------
   Net amount recognized                 ($     4,541)  ($     8,194)  ($    12,259)
                                          ===========    ===========    ===========
The weighted-average asset allocations:
Asset category
   Time deposit                                    68%            67%            73%
   Short-term Notes                                32%            33%            30%
   Taiwan government securities                    --%            --%             4%
                                          -----------    -----------    -----------
   Total                                          100%           100%           100%
                                          ===========    ===========    ===========

     The target asset allocations are established through an investment policy established by the Chunghwa Telecom's Employee Pension Fund Committee and agreed to by the MOF. As increased liquidity of the fund is necessary due to the privatization of the Company, the current policy for plan assets is to place funds in time deposit accounts of the financial and postal institutions, non-designated trust funds in an investing company or financial institution and government bonds. In addition, the pension fund may invest in beneficial certificates of equity securities.

     The Company expects to contribute NT$6,271 million to the pension plans in 2004. Under the terms agreed upon for the privatization of the Company, the MOTC will contribute NT$40,791 million to the pension plans in 2004.

     Expected benefit payments, which reflect expected future service, as appropriate, are as follows: NT$129,957 million in 2004, NT$250 million in 2005 and NT$674 million in 2006.

     The amounts recognized in the accompanying balance sheets at December 31 are as follows:

                                                   Years Ended December 31
                                         ------------------------------------------
                                             2001           2002           2003
                                         ------------   ------------   ------------
                                              NT$            NT$           NT$
Amounts recognized
   Accrued pension liability             ($    21,583)  ($    32,226)  ($    42,199)
   Intangible assets--deferred pension
    cost                                       17,042         24,032         29,940
                                          -----------    -----------    -----------
   Net amount recognized                 ($     4,541)  ($     8,194)  ($    12,259)
                                          ===========    ===========    ===========
Aggregate Accumulated benefit
 obligation                              ($   110,960)  ($   116,332)  ($   125,499)
                                          ===========    ===========    ===========
Accumulated benefit obligation--Plan A   ($   110,571)  ($   116,200)  ($   125,291)
                                          ===========    ===========    ===========
Fair value of plan assets--Plan A         $    88,998    $    82,884    $    81,813
                                          ===========    ===========    ===========
Actuarial assumptions
   Discount rate used in determining
    present value                                4.00%          3.75%          3.20%
   Long-term rate of return on plan
    assets                                       4.00%          3.75%          3.20%
   Rate of compensation increase                 5.00%          5.00%          5.50%

     The discount rate and expected return on plan assets presented in the table above is used to determine pension expense for the succeeding year. We select the expected rate of return on plan assets on the basis of a near term view of asset portfolio performance of our pension plans due to the privatization of the Company and the near term potential need for liquidity.

14.  INCOME TAXES

     The components of income taxes are as follows:

                                                   Years Ended December 31
                                         ------------------------------------------
                                             2001           2002           2003
                                         ------------   ------------   ------------
                                             NT$             NT$            NT$
Current                                   $    11,369    $    12,095    $    10,724
Deferred                                 (      1,850)           744   (        425)
                                          -----------    -----------    -----------
                                          $     9,519    $    12,839    $    10,299
                                          ===========    ===========    ===========

     A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% to income before income tax and income tax expense shown in the statements of operations and comprehensive income is as follows:

                                                   Years Ended December 31
                                         ------------------------------------------
                                             2001           2002           2003
                                         ------------   ------------   ------------
                                              NT$            NT$            NT$
Income tax expense computed at
 statutory tax rate                       $    11,720    $    14,232    $    14,404
Permanent differences                    (        354)  (         99)           308
Investment tax credits                   (      2,554)  (      2,095)  (      4,348)
Other                                             707            801   (         65)
                                          -----------    -----------    -----------
Income tax expense                        $     9,519    $    12,839    $    10,299
                                          ===========    ===========    ===========

     Upon privatization in the period when the government's ownership percentage falls below 50%, the Company will continue to be subject to a 10% tax on its undistributed earnings as required by the Income Tax Law of the ROC. As the Company is currently and has historically been required under government regulations to distribute all its earnings within six months subsequent to year end, it has been required to pay a minimal amount of tax under this regulation. For ROC GAAP purposes, the 10% tax on undistributed earnings is recorded as an expense at the time shareholders resolve that its earnings shall be retained and the liability is incurred.

     Permanent differences consist primarily of tax-exempt income from the sale of marketable securities and interest income on commercial paper purchased, which are subject to a separate income tax rate of 20%.

     Deferred income taxes arise due to temporary differences in the book and tax bases of certain assets and liabilities. Significant components of deferred income tax assets are shown in the following table:

                                                December 31
                                         ---------------------------
                                             2002           2003
                                         ------------   ------------
                                              NT$            NT$

Current:
   Provision for doubtful accounts       $      1,688   $      1,614
   Deferred income                                989            797
   Accrued pension costs                       14,823         15,237
   Prepaid card revenues (related
   liability is included in "other
   current liabilities")                          915            850
   Other--net                                     145            435
                                         ------------   ------------
                                               18,560         18,933
   Less--valuation allowance                    1,715          1,950
                                         ------------   ------------
                                         $     16,845   $     16,983
                                         ============   ============
   Non-current:
      Deferred income                    $      3,442   $      2,887
      Other                                     1,091          1,828
                                         ------------   ------------
                                                4,533          4,715
      Less--valuation allowance                 1,069          1,814
                                         ------------   ------------
                                         $      3,464   $      2,901
                                         ============   ============

     The above deferred income tax assets were computed based on a tax rate of 25%. A portion of the amount included in other relates to the timing differences between US GAAP reporting and the taxable base for the 10% undistributed earnings tax. These differences are computed based on a tax rate of 10%.

15.  TRANSACTIONS WITH RELATED PARTIES

     As the Company is a state-owned enterprise, the ROC Government is one of the Company's largest customers. The Company provides fixed-line services, wireless services, Internet and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm's-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

     . The Company engages in business transactions with the following related party:

                Company                                 Relationship
--------------------------------------    --------------------------------------
TISE                                      Equity investee
Chunghwa System Integration("CSI")        Subsidiary of CHI

     Significant transactions with the above related party are summarized as follows:

                                                             December 31
                                         ---------------------------------------------------------
                                                    2002                          2003
                                         ---------------------------   ---------------------------
                                            Amount           %            Amount           %
                                         ------------   ------------   ------------   ------------
Payables
   Accrued expenses
      CSI                                $         --             --   $         30             --
                                         ============   ============   ============   ============
Payable to construction supplier
 (included in "other current
 liabilities")
   TISE                                  $        873              4   $        632              6
   CSI                                             --             --             21             --
                                         ------------   ------------   ------------   ------------
                                         $        873              4   $        653              6
                                         ============   ============   ============   ============

                                                                         Years Ended December
                                         ---------------------------------------------------------------------------------------
                                                    2001                          2002                          2003
                                         ---------------------------   ---------------------------   ---------------------------
                                            Amount           %            Amount           %            Amount           %
                                         ------------   ------------   ------------   ------------   ------------   ------------
Operating Cost and Expenses
   CSI                                   $         --             --   $         --             --   $         96             --
                                         ============   ============   ============   ============   ============   ============
Acquisition of Equipment
   TISE                                  $      3,018              6   $      6,879             16   $      4,471             14
   CSI                                             --             --             --             --             49             --
                                         ------------   ------------   ------------   ------------   ------------   ------------
                                         $      3,018              6   $      6,879             16   $      4,520             14
                                         ============   ============   ============   ============   ============   ============

     The foregoing acquisitions were conducted under normal commercial terms.

16.  COMMITMENTS AND CONTINGENT LIABILITIES

     As of December 31, 2003, the Company has remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,402 million, and (b) acquisitions of telecommunications equipment of NT$10,976 million.

     The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years through 2006. Minimum rental commitments under those leases are as follows:

                                         December 31,
                                             2003
                                         ------------
                                             NT$
Within the following year                $      1,036
During the second year                            747
During the third year                             571
During the fourth year                            256
During the fifth year and thereafter              129
                                         ------------
Total                                    $      2,739
                                         ============

     As of December 31, 2003, the Company had unused letters of credit of NT$10,775 million.

     The Company has a commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party. In addition, the Company has a commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

17.  LITIGATION

     The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

     The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

     A commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

     A commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

18.  INFORMATION ON FINANCIAL INSTRUMENTS

     The non-derivative financial instruments are as follows:

                                                                December 31
                                         ---------------------------------------------------------
                                                   2002                         2003
                                         ---------------------------   ---------------------------
                                           Carrying        Fair          Carrying        Fair
                                            Amount         Value          Amount         Value
                                         ------------   ------------   ------------   ------------
                                             NT$            NT$            NT$            NT$
Assets
   Cash and cash equivalents             $      7,652   $      7,652   $     13,553   $     13,553
   Investments in unconsolidated
    companies, accounted for using the
    equity method                               1,417          1,952          1,420          1,857
   Refundable deposits (included in
    "other assets--other")                      2,759          2,759          4,018          4,018
Liabilities
   Customers' deposits                         11,975          9,004         10,957          9,337
   Long-term loans                             17,700         17,700            700            700

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     a. Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

     b. Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

     c. Refundable deposits. The carrying amounts approximate fair values as the average lease term associated with these deposits is approximately one year.

     d. Customers' deposits. The fair value is the discounted value based on projected cash flow. The projected cash flows were discounted using the average expected customer service periods.

     e. Long-term loans. The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the maturity dates of long-term loans.

19.  SEGMENT REPORTING

     Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

     The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

     .    Local operations--the provision of local telephone services;

     .    DLD operations--the provision of domestic long distance call services;

     . ILD operations--the provision of international long distance call services;

     .    Cellular operations--the provision of cellular and related services;

     .    Paging operation--the provision of paging and related services;

     . Internet and data operation--the provision of Internet access, lease line, and related services;

     . All other operations--the services other than the above six categories, such as carrying out project research and providing training.

     The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

     The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company's chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company's primary measure of segment profit is based on income or loss from operations.

a.   Business Segments:

As of and for the year ended December 31, 2001
----------------------------------------------

                                                     Fixed-Line
                                          ---------------------------------   Cellular
                                            Local        DLD         ILD       Service
                                          ---------   ---------   ---------   ---------
                                             NT$         NT$         NT$         NT$
Service revenues for reportable
 segments                                 $  73,536   $  20,731   $  20,682   $  57,595
Elimination of intersegment amount       (   18,872) (    2,608) (        1) (      828)
US GAAP adjustments                           1,799  (      128) (       67) (       94)
                                          ---------   ---------   ---------   ---------
Total service revenues from external
 customers                                $  56,463   $  17,995   $  20,614   $  56,673
                                          =========   =========   =========   =========
Operating costs and expenses,
 excluding depreciation and
 amortization                             $  41,991   $  11,131   $  14,447   $  31,557
Elimination of intersegment amount       (    2,951) (    7,388) (    2,300) (   13,673)
US GAAP adjustments                           3,246         313         324       1,729
                                          ---------   ---------   ---------   ---------
                                          $  42,286   $   4,056   $  12,471   $  19,613
                                          =========   =========   =========   =========
Unallocated corporate amount
Total operating costs and expenses,
 excluding depreciation and
 amortization
Depreciation and amortization             $  23,947   $   1,448   $     821   $   4,405
US GAAP adjustments                      (      345) (       25) (       15) (       46)
                                          ---------   ---------   ---------   ---------
                                          $  23,602   $   1,423   $     806   $   4,359
                                          =========   =========   =========   =========
Unallocated corporate amount
Total depreciation and amortization
Income from operations                    $   7,598   $   8,152   $   5,414   $  21,633
Elimination of intersegment amount       (   15,921)      4,780       2,299      12,845
US GAAP adjustments                      (    1,102) (      416) (      376) (    1,777)
                                          ---------   ---------   ---------   ---------
                                         ($   9,425)  $  12,516   $   7,337   $  32,701
                                          =========   =========   =========   =========
Unallocated corporate amount
Total income from operations
Segment income before income tax          $   6,110   $   8,116   $   5,411   $  21,454
Elimination of intersegment amount       (   15,921)      4,780       2,299      12,845
US GAAP adjustments                             772  (      381) (      156) (      684)
                                          ---------   ---------   ---------   ---------
                                         ($   9,039)  $  12,515   $   7,554   $  33,615
                                          =========   =========   =========   =========
Unallocated corporate amount
Total segment income before income tax
Segment assets                            $ 271,271   $  16,364   $  19,176   $  50,179
US GAAP adjustments                      (   56,130) (    3,058) (    2,594) (    3,561)
                                          ---------   ---------   ---------   ---------
                                          $ 215,141   $  13,306   $  16,582   $  46,618
                                          =========   =========   =========   =========
Unallocated corporate amount
Total segment assets
Expenditures for segment assets           $  17,425   $   4,663   $     635   $  12,680
                                          =========   =========   =========   =========
Unallocated corporate amount
Total expenditures for segment assets


                                                      Internet
                                           Paging     and Data    All Other     Total
                                          ---------   ---------   ---------   ---------
                                             NT$         NT$         NT$         NT$
Service revenues for reportable
 segments                                 $   1,341   $  38,571   $   2,608   $ 215,064
Elimination of intersegment amount       (        3) (    9,813) (       88) (   32,213)
US GAAP adjustments                               6          32  (       21)      1,527
                                          ---------   ---------   ---------   ---------
Total service revenues from external
 customers                                $   1,344   $  28,790   $   2,499   $ 184,378
                                          =========   =========   =========   =========
Operating costs and expenses,
 excluding depreciation and
 amortization                             $   1,157   $  21,867   $   1,232   $ 123,382
Elimination of intersegment amount       (      379) (    5,368) (      154) (   32,213)
US GAAP adjustments                              46         395          44       6,097
                                          ---------   ---------   ---------   ---------
                                          $     824   $  16,894   $   1,122      97,266
                                          =========   =========   =========
Unallocated corporate amount                                                      3,589
                                                                              ---------
Total operating costs and expenses,
 excluding depreciation and
 amortization                                                                 $ 100,855
                                                                              =========
Depreciation and amortization             $     485   $   7,703   $     479   $  39,288
US GAAP adjustments                      (        5) (       23) (        6) (      465)
                                          ---------   ---------   ---------   ---------
                                          $     480   $   7,680   $     473      38,823
                                          =========   =========   =========
Unallocated corporate amount                                                         97
                                                                              ---------
Total depreciation and amortization                                           $  38,920
                                                                              =========
Income from operations                   ($     301)  $   9,001   $     897   $  52,394
Elimination of intersegment amount              376  (    4,445)         66          --
US GAAP adjustments                      (       35) (      340) (       59) (    4,105)
                                          ---------   ---------   ---------   ---------
                                          $      40   $   4,216   $     904      48,289
                                          =========   =========   =========
Unallocated corporate amount                                                      3,686
                                                                              ---------
Total income from operations                                                  $  44,603
                                                                              =========
Segment income before income tax         ($     315)  $   9,355   $     869   $  51,000
Elimination of intersegment amount              376  (    4,445)         66          --
US GAAP adjustments                      (       28) (      291) (       10) (      778)
                                          ---------   ---------   ---------   ---------
                                          $      33   $   4,619   $     925      50,222
                                          =========   =========   =========
Unallocated corporate amount                                                 (    3,341)
                                                                              ---------
Total segment income before income tax                                        $  46,881
                                                                              =========
Segment assets                            $   2,323   $  70,888   $  11,221   $ 441,422
US GAAP adjustments                      (      154) (    4,306) (    2,142) (   71,945)
                                          ---------   ---------   ---------   ---------
                                          $   2,169   $  66,582   $   9,079     369,477
                                          =========   =========   =========
Unallocated corporate amount                                                     41,937
                                                                              ---------
Total segment assets                                                          $ 411,414
                                                                              =========
Expenditures for segment assets           $       2   $  16,173   $   1,241   $  52,819
                                          =========   =========   =========
Unallocated corporate amount                                                        116
                                                                              ---------
Total expenditures for segment assets                                         $  52,935
                                                                              =========

As of and for the year ended December 31, 2002
----------------------------------------------

                                                     Fixed-Line
                                          ---------------------------------   Cellular
                                            Local       DLD         ILD        Service
                                          ---------   ---------   ---------   ---------
                                             NT$         NT$         NT$          NT$
Service revenues for reportable
 segments                                 $  67,950   $  16,135   $  15,720   $  63,337
Elimination of intersegment amount       (   18,343) (    2,103) (        1) (      867)
US GAAP adjustments                           2,184  (       17) (       17)        416
                                          ---------   ---------   ---------   ---------
Total service revenues from external
 customers                                $  51,791   $  14,015   $  15,702   $  62,886
                                          =========   =========   =========   =========
Operating costs and expenses,
 excluding depreciation and
 amortization                             $  34,112   $   7,510   $  11,453   $  33,150
Elimination of intersegment amount       (    3,896) (    5,453) (    2,500) (   13,419)
                                              2,000          72          96         233
                                          ---------   ---------   ---------   ---------
US GAAP adjustments                       $  32,216   $   2,129   $   9,049   $  19,964
                                          =========   =========   =========   =========

Unallocated corporate amount
Total operating costs and expenses,
 excluding depreciation and
 amortization


                                                      Internet
                                           Paging     and Data    All Other     Total
                                          ---------   ---------   ---------   ---------
                                             NT$         NT$         NT$         NT$
Service revenues for reportable
 segments                                 $   1,059   $  40,525   $   2,904   $ 207,630
Elimination of intersegment amount       (        5) (    9,344) (      181) (   30,844)
US GAAP adjustments                              --          33  (       24)      2,575
                                          ---------   ---------   ---------   ---------
Total service revenues from external
 customers                                $   1,054   $  31,214   $   2,699   $ 179,361
                                          =========   =========   =========   =========
Operating costs and expenses,
 excluding depreciation and
 amortization                             $     859   $  19,130   $     624   $ 106,838
Elimination of intersegment amount       (      163) (    5,243) (      170) (   30,844)
US GAAP adjustments                              14         676         274       3,365
                                          ---------   ---------   ---------   ---------
                                          $     710   $  14,563   $     728      79,359
                                          =========   =========   =========
Unallocated corporate amount                                                      4,003
                                                                              ---------
Total operating costs and expenses,
 excluding depreciation and
 amortization                                                                 $  83,362
                                                                              =========

                                                                     (Continued)

                                                     Fixed-Line
                                          ---------------------------------   Cellular
                                            Local       DLD         ILD        Service
                                          ---------   ---------   ---------   ---------
                                             NT$         NT$         NT$         NT$
Depreciation and amortization             $  23,445   $   1,353   $     545   $   5,304
US GAAP adjustments                      (      358) (       21) (        5) (       77)
                                          ---------   ---------   ---------   ---------
                                          $  23,087   $   1,332   $     540   $   5,227
                                          =========   =========   =========   =========
Unallocated corporate amount
Total depreciation and amortization
Income from operations                    $  10,393   $   7,272   $   3,722   $  24,883
Elimination of intersegment amount       (   14,447)      3,350       2,499      12,552
US GAAP adjustments                             542  (       68) (      108)        260
                                          ---------   ---------   ---------   ---------
                                         ($   3,512)  $  10,554   $   6,113   $  37,695
                                          =========   =========   =========   =========
Unallocated corporate amount
Total income from operations
Segment income before income tax          $  10,115   $   7,310   $   3,741   $  25,562
Elimination of intersegment amount       (   14,447)      3,350       2,499      12,552
US GAAP adjustments                           1,048  (       48) (       82)        321
                                          ---------   ---------   ---------   ---------
                                         ($   3,284)  $  10,612   $   6,158   $  38,435
                                          =========   =========   =========   =========
Unallocated corporate amount
Total segment income before income tax
Segment assets                            $ 260,407   $  10,510   $  14,071   $  61,496
US GAAP adjustments                      (   47,106) (      810) (    1,734) (    4,657)
                                          ---------   ---------   ---------   ---------
                                          $ 213,301   $   9,700   $  12,337   $  56,839
                                          =========   =========   =========   =========
Unallocated corporate amount
Total segment assets
Expenditures for segment assets           $  17,760   $   2,728   $     879   $   4,709
                                          =========   =========   =========   =========
Unallocated corporate amount
Total expenditures for segment assets


                                                      Internet
                                            Paging    and Data    All Other     Total
                                          ---------   ---------   ---------   ---------
                                             NT$         NT$         NT$         NT$
Depreciation and amortization             $     374   $   8,974   $     751   $  40,746
US GAAP adjustments                      (        5) (      125) (        5) (      596)
                                          ---------   ---------   ---------   ---------
                                          $     369   $   8,849   $     746      40,150
                                          =========   =========   =========
Unallocated corporate amount                                                        148
                                                                              ---------
Total depreciation and amortization                                           $  40,298
                                                                              =========
Income from operations                   ($     174)  $  12,421   $   1,529   $  60,046
Elimination of intersegment amount              158  (    4,101) (       11)         --
US GAAP adjustments                      (        9) (      518) (      293) (      194)
                                          ---------   ---------   ---------   ---------
                                         ($      25)  $   7,802   $   1,225      59,852
                                          =========   =========   =========
Unallocated corporate amount                                                 (    4,151)
                                                                              ---------
Total income from operations                                                  $  55,701
                                                                              =========
Segment income before income tax         ($     177)  $  12,518   $   1,489   $  60,558
Elimination of intersegment amount              158  (    4,101) (       11)         --
US GAAP adjustments                      (        6) (      346) (      224)        663
                                          ---------   ---------   ---------   ---------
                                         ($      25)  $   8,071   $   1,254      61,221
                                          =========   =========   =========
Unallocated corporate amount                                                 (    4,294)
                                                                              ---------
Total segment income before income tax                                        $  56,927
                                                                              =========
Segment assets                            $   1,448   $  75,369   $  14,436   $ 437,737
US GAAP adjustments                      (       81) (    9,353) (    4,077) (   67,818)
                                          ---------   ---------   ---------   ---------
                                          $   1,367   $  66,016   $  10,359     369,919
                                          =========   =========   =========
Unallocated corporate amount                                                     58,734
                                                                              ---------
Total segment assets                                                          $ 428,653
                                                                              =========
Expenditures for segment assets           $      --   $  15,965   $   1,160   $  43,201
                                          =========   =========   =========
Unallocated corporate amount                                                         59
                                                                              ---------
Total expenditures for segment assets                                         $  43,260
                                                                              =========

As of and for the year ended December 31, 2003
----------------------------------------------

                                                     Fixed-Line
                                          ---------------------------------   Cellular
                                            Local        DLD         ILD       Service
                                          ---------   ---------   ---------   ---------
                                             NT$         NT$         NT$         NT$
Service revenues for reportable
 segments                                 $  64,508   $  16,000   $  15,620   $  66,659
Elimination of intersegment amount       (   18,145) (    2,600) (        2) (      987)
US GAAP adjustments                           2,048          35          45         516
                                          ---------   ---------   ---------   ---------
Total service revenues from external
 customers                                $  48,411   $  13,435   $  15,663   $  66,188
                                          =========   =========   =========   =========
Operating costs and expenses,
 excluding depreciation and
 amortization                             $  33,430   $   6,528   $  11,059   $  33,264
Elimination of intersegment amount       (    4,735) (    4,772) (    2,942) (   13,239)
US GAAP adjustments                           3,516         110         163         425
                                          ---------   ---------   ---------   ---------
                                          $  32,211   $   1,866   $   8,280   $  20,450
                                          =========   =========   =========   =========
Unallocated corporate amount
Total operating costs and expenses,
 excluding depreciation and
 amortization
Depreciation and amortization             $  22,312   $   1,328   $     616   $   5,574
US GAAP adjustments                      (      248) (       11) (       11) (       52)
                                          ---------   ---------   ---------   ---------
                                          $  22,064   $   1,317   $     605   $   5,522
                                          =========   =========   =========   =========
Unallocated corporate amount
Total depreciation and amortization
Income from operations                    $   8,766   $   8,144   $   3,945   $  27,821
Elimination of intersegment amount       (   13,410)      2,172       2,940      12,252
                                          ---------   ---------   ---------   ---------
US GAAP adjustments                      (    1,220) (       64) (      107)        143
                                          ---------   ---------   ---------   ---------
                                         ($   5,864)  $  10,252   $   6,778   $  40,216
                                          =========   =========   =========   =========
Unallocated corporate amount
Total income from operations


                                                      Internet
                                           Paging     and Data    All Other     Total
                                          ---------   ---------   ---------   ---------
Service revenues for reportable
 segments                                 $     595   $  44,159   $   2,750   $ 210,291
Elimination of intersegment amount       (        3) (    8,582) (      132) (   30,451)
US GAAP adjustments                              --           4  (       22)      2,626
                                          ---------   ---------   ---------   ---------
Total service revenues from external
 customers                                $     592   $  35,581   $   2,596   $ 182,466
                                          =========   =========   =========   =========
Operating costs and expenses,
 excluding depreciation and
 amortization                             $     482   $  19,935   $     930   $ 105,628
Elimination of intersegment amount       (       86) (    4,420) (      257) (   30,451)
US GAAP adjustments                              15       1,191         473       5,893
                                          ---------   ---------   ---------   ---------
                                          $     411   $  16,706   $   1,146      81,070
                                          =========   =========   =========
Unallocated corporate amount                                                      3,862
                                                                              ---------
Total operating costs and expenses,
 excluding depreciation and
 amortization                                                                 $  84,932
                                                                              =========
Depreciation and amortization             $     311   $  10,891   $     786   $  41,818
US GAAP adjustments                      (        3) (       86)         --  (      411)
                                          ---------   ---------   ---------   ---------
                                          $     308   $  10,805   $     786      41,407
                                          =========   =========   =========
Unallocated corporate amount                                                        162
                                                                              ---------
Total depreciation and amortization                                           $  41,569
                                                                              =========
Income from operations                   ($     198)  $  13,333   $   1,034   $  62,845
Elimination of intersegment amount               83  (    4,162)        125          --
US GAAP adjustments                      (       12) (    1,101) (      495) (    2,856)
                                          ---------   ---------   ---------   ---------
                                         ($     127)  $   8,070   $     664      59,989
                                          =========   =========   =========
Unallocated corporate amount                                                 (    4,024)
                                                                              ---------
Total income from operations                                                  $  55,965
                                                                              =========

                                                                     (Continued)

                                                     Fixed-Line
                                          ---------------------------------   Cellular
                                            Local        DLD        ILD        Service
                                          ---------   ---------   ---------   ---------
                                             NT$          NT$        NT$         NT$
Segment income before income tax          $   8,897   $   8,221   $   3,936   $  28,037
Elimination of intersegment amount       (   13,410)      2,172       2,940      12,252
US GAAP adjustments                      (      536) (       48) (       81)        213
                                          ---------   ---------   ---------   ---------
                                         ($   5,049)  $  10,345   $   6,795   $  40,502
                                          =========   =========   =========   =========
Unallocated corporate amount
Total segment income before income tax
Segment assets                            $ 218,741   $   8,870   $  14,510   $  65,306
US GAAP adjustments                      (   41,770) (    1,810) (    1,676) (    4,921)
                                          ---------   ---------   ---------   ---------
                                          $ 176,971   $   7,060   $  12,834   $  60,385
                                          =========   =========   =========   =========
Unallocated corporate amount
Total segment assets
Expenditures for segment assets           $   7,545   $   1,314   $     415   $   7,938
                                          =========   =========   =========   =========
Unallocated corporate amount
Total expenditures for segment assets


                                                      Internet
                                           Paging     and Data    All Other     Total
                                          ---------   ---------   ---------   ---------
                                             NT$         NT$         NT$         NT$
Segment income before income tax         ($     198)  $  13,548   $     994   $  63,435
Elimination of intersegment amount               83  (    4,162)        125          --
US GAAP adjustments                      (       10) (      895) (      420) (    1,777)
                                          ---------   ---------   ---------   ---------
                                         ($     125)  $   8,491   $     699      61,658
                                          =========   =========   =========
Unallocated corporate amount                                                 (    4,044)
                                                                              ---------
Total segment income before income tax                                        $  57,614
                                                                              =========
Segment assets                            $   1,103   $ 105,098   $  12,814   $ 426,442
US GAAP adjustments                      (       66) (   14,052) (    2,929) (   67,224)
                                          ---------   ---------   ---------   ---------
                                          $   1,037   $  91,046   $   9,885     359,218
                                          =========   =========   =========
Unallocated corporate amount                                                     70,477
                                                                              ---------
Total segment assets                                                          $ 429,695
                                                                              =========
Expenditures for segment assets           $      --   $  14,302   $     666   $  32,180
                                          =========   =========   =========
Unallocated corporate amount                                                         68
                                                                              ---------
Total expenditures for segment assets                                         $  32,248
                                                                              =========

b.   Geographic information

     The users of the Company's services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

                                               Years Ended December 31
                                         ----------------------------------
                                            2001        2002        2003
                                         ----------  ----------  ----------
                                             NT$         NT$         NT$
Taiwan, ROC                              $  179,607  $  173,127  $  176,424
Overseas                                      4,771       6,234       6,037
                                         ----------  ----------  ----------
Total                                    $  184,378  $  179,361  $  182,461
                                         ==========  ==========  ==========

c.   Gross sales to major customers

     The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

     The Company has non-revenue generating offices in Hong Kong, Thailand and the United States of America. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.08 million and NT$0.04 million at December 31, 2002 and 2003, respectively, are located in Taiwan, ROC.

Chunghwa Telecom Co., Ltd.

Financial Statements for the three months Ended
March 31, 2004 and 2003
Together with Independent Accountants' Report


Readers are advised that the original version of these financial statements is in Chinese. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

English Translation of a Report Originally Issued in Chinese
------------------------------------------------------------

INDEPENDENT ACCOUNTANTS' REPORT

April 19, 2004

The Board of Directors and Stockholders
Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of March 31, 2004 and 2003, and the related statements of operations and cash flows for the three months then ended, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36 "Review of Financial Statements" issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

A stated in Note 8 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,424,068 thousand and NT$1,316,808 thousand as of March 31, 2004 and 2003 and the equity in their net gain (loss) were NT$4,586 thousand and NT$(100,093) thousand for the three months then ended.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company's accounts are subject to examination by the Directorate General of Budget, Accounting and Statistics of the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2002 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.


                                Notice to Readers
                                -----------------

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS
(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)
--------------------------------------------------------------------------------

                                                                           March 31
                                                         ---------------------------------------------
                                                                  2004                    2003
                                                         ---------------------   ---------------------
ASSETS                                                       Amount        %         Amount        %
                                                         -------------   -----   -------------   -----
CURRENT ASSETS
   Cash and cash equivalents (Notes 2 and 4)             $  28,548,794       6   $   5,735,010       1
   Trade notes and accounts receivable--net of
    allowance for doubtful accounts of $2,459,928
    in 2004 and $1,708,830 in 2003 (Notes 2 and 5)          13,800,279       3      15,661,087       4
   Other current monetary assets                             1,659,265       1       2,232,335       1
   Inventories--net (Notes 2 and 6)                          1,379,435      --       1,203,692      --
   Deferred income taxes (Notes 2 and 16)                   12,035,518       2      12,341,747       3
   Other current assets (Note 7)                             3,222,801       1       3,007,441      --
                                                         -------------   -----   -------------   -----
      Total current assets                                  60,646,092      13      40,181,312       9
                                                         -------------   -----   -------------   -----
INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS
 (Notes 2, 8 and 20)
   Funds                                                     2,000,000      --       2,000,000      --
   Investments accounted for using the equity method         1,424,068      --       1,316,808      --
   Investments accounted for using the cost method           2,076,603       1       2,310,303       1
                                                         -------------   -----   -------------   -----
      Investment in unconsolidated companies and funds       5,500,671       1       5,627,111       1
                                                         -------------   -----   -------------   -----
PROPERTY, PLANT AND EQUIPMENT (Notes 2, 9 and 19)
   Cost
      Land                                                 101,826,282      22     101,643,362      22
      Land improvements                                      1,435,114      --       1,345,525      --
      Buildings                                             53,921,070      12      52,169,774      12
      Machinery and equipment                               22,854,520       5      21,937,944       5
      Telecommunications network facilities                615,185,913     131     607,349,027     132
      Miscellaneous equipment                                2,139,577      --       2,121,880       1
                                                         -------------   -----   -------------   -----
      Total cost                                           797,362,476     170     786,567,512     172
   Revaluation increment on land                             5,951,541       1       5,960,931       1
                                                         -------------   -----   -------------   -----
                                                           803,314,017     171     792,528,443     173
   Less: Accumulated depreciation                          451,281,531      96     433,781,688      95
                                                         -------------   -----   -------------   -----
                                                           352,032,486      75     358,746,755      78
   Construction in progress and advances related to
    acquisitions of equipment                               38,690,430       8      42,241,283       9
                                                         -------------   -----   -------------   -----
         Property, plant and equipment--net                390,722,916      83     400,988,038      87
                                                         -------------   -----   -------------   -----
INTANGIBLE ASSETS (Note 2)
   3G concession                                            10,179,000       2      10,179,000       2
   Prepaid pension cost                                        950,809      --              --      --
   Patents and computer software--net                          241,255      --         235,375      --
                                                         -------------   -----   -------------   -----
         Total intangible assets                            11,371,064       2      10,414,375       2
                                                         -------------   -----   -------------   -----
OTHER ASSETS
   Refundable deposits                                       1,040,143       1         744,771       1
   Overdue receivables--net of allowance for losses
    of $4,434,032 in 2004 and
    $6,808,322 in 2003 (Notes 2 and 5)                         851,111      --         426,627      --
   Deferred income taxes--non-current (Notes 2 and 16)          14,256      --          20,695      --
   Other                                                       411,512      --         592,543      --
                                                         -------------   -----   -------------   -----
         Total other assets                                  2,317,022       1       1,784,636       1
                                                         -------------   -----   -------------   -----
TOTAL ASSETS                                             $ 470,557,765     100   $ 458,995,472     100
                                                         =============   =====   =============   =====

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated April 19, 2004)

--------------------------------------------------------------------------------

                                                                            March 31
                                                         ---------------------------------------------
                                                                  2004                    2003
                                                         ---------------------   ---------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                         Amount        %         Amount        %
                                                         -------------   -----   -------------   -----
CURRENT LIABILITIES
   Short-term bank loans (Note 10)                       $          --      --   $   3,000,000       1
   Trade notes and accounts payable                         11,506,670       3       9,749,997       2
   Income tax payable (Notes 2 and 16)                       7,531,525       2       8,747,538       2
   Accrued expenses (Notes 11and 19)                        11,394,816       2      11,699,353       3
   Accrued pension liabilities (Notes 2 and 18)              4,124,082       1       2,426,259      --
   Current portion of long-term loans (Note 13)                200,000      --              --      --
   Other current liabilities (Notes 12 and 19)              18,129,580       4      11,343,063       2
                                                         -------------   -----   -------------   -----
      Total current liabilities                             52,886,673      12      46,966,210      10
                                                         -------------   -----   -------------   -----
LONG-TERM LIABILITIES
   Long-term loans (Note 13)                                   500,000      --         700,000      --
   Deferred income                                             382,723      --         389,293      --
                                                         -------------   -----   -------------   -----
      Total long-term liabilities                              882,723      --       1,089,293      --
                                                         -------------   -----   -------------   -----
RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 9)                211,182      --         211,182      --
                                                         -------------   -----   -------------   -----
OTHER LIABILITIES
   Customers' deposits                                       5,440,666       1      11,591,316       3
   Other                                                       190,506      --         196,294      --
                                                         -------------   -----   -------------   -----
      Total other liabilities                                5,631,172       1      11,787,610       3
                                                         -------------   -----   -------------   -----
      Total liabilities                                     59,611,750      13      60,054,295      13
                                                         -------------   -----   -------------   -----
STOCKHOLDERS' EQUITY (Notes 2, 9 and 14)
   Common capital stock--$10 par value; authorized,
    issued and outstanding--9,647,725
    thousand shares                                         96,477,249      20      96,477,249      21
                                                         -------------   -----   -------------   -----
   Capital surplus:
      Paid-in capital in excess of par value               214,538,597      46     214,546,263      47
      Capital surplus from revaluation of land               5,740,358       1       5,749,909       1
      Donations                                                 13,170      --          13,170      --
                                                         -------------   -----   -------------   -----
      Total capital surplus                                220,292,125      47     220,309,342      48
                                                         -------------   -----   -------------   -----
   Retained earnings:
      Legal reserve                                         29,436,072       6      25,105,829       5
      Special reserve                                        2,675,419       1       2,675,419       1
      Unappropriated earnings                               62,065,672      13      54,373,038      12
                                                         -------------   -----   -------------   -----
      Total retained earnings                               94,177,163      20      82,154,286      18
                                                         -------------   -----   -------------   -----
   Other adjustment
      Cumulative translation adjustments                (          522)     --             300      --
                                                         -------------   -----   -------------   -----
         Total stockholders' equity                        410,946,015      87     398,941,177      87
                                                         -------------   -----   -------------   -----
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               $ 470,557,765     100   $ 458,995,472     100
                                                         =============   =====   =============   =====

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS
(Amounts in New Taiwan Thousand Dollars, Except Earnings Per Share Data)
--------------------------------------------------------------------------------

                                                                  Three Months Ended March 31
                                                         ---------------------------------------------
                                                                 2004                     2003
                                                         ---------------------   ---------------------
                                                             Amount        %         Amount        %
                                                         -------------   -----   -------------   -----
SERVICE REVENUES                                         $  44,988,681     100   $  43,181,362     100
COSTS OF SERVICES (Note 19)                                 22,364,867      49      22,224,287      51
                                                         -------------   -----   -------------   -----
GROSS PROFIT                                                22,623,814      51      20,957,075      49
                                                         -------------   -----   -------------   -----
OPERATING EXPENSES
   Marketing                                                 5,712,491      13       5,883,094      13
   General and administrative                                  698,047       1         754,793       2
   Research and development                                    742,861       2         721,723       2
                                                         -------------   -----   -------------   -----
      Total operating expenses                               7,153,399      16       7,359,610      17
                                                         -------------   -----   -------------   -----
INCOME FROM OPERATIONS                                      15,470,415      35      13,597,465      32
                                                         -------------   -----   -------------   -----
OTHER INCOME
   Penalties income                                            217,170       1         335,009       1
   Income from sale of scrap                                   146,637      --          25,431      --
   Foreign exchange gain--net                                   52,930      --              --      --
   Interest                                                     33,084      --          18,492      --
   Dividends income                                             28,434      --         122,082      --
   Equity in net gain of unconsolidated companies                4,586      --              --      --
   Other income                                                130,712      --         114,505      --
                                                         -------------   -----   -------------   -----
      Total other income                                       613,553       1         615,519       1
                                                         -------------   -----   -------------   -----
OTHER EXPENSES
   Losses on disposal of property, plant and equipment          11,639      --          36,776      --
   Interest                                                        114      --          10,229      --
   Equity in net loss of unconsolidated companies                   --      --         100,093      --
   Foreign exchange loss--net                                       --      --          10,793      --
   Other expense                                               515,808       1         441,467       1
                                                         -------------   -----   -------------   -----
      Total other expenses                                     527,561       1         599,358       1
                                                         -------------   -----   -------------   -----
INCOME BEFORE INCOME TAX                                    15,556,407      35      13,613,626      32
INCOME TAX (Notes 2 and 16)                                  2,649,517       6       2,810,405       7
                                                         -------------   -----   -------------   -----
NET INCOME                                               $  12,906,890      29   $  10,803,221      25
                                                         =============   =====   =============   =====

                                                                     (Continued)

English Translation of Financial Statements Originally Issued in Chinese
------------------------------------------------------------------------

                                     Three Months Ended March 31
                                 -----------------------------------
                                       2004               2003
                                 ----------------   ----------------
                                 Income             Income
                                 Before             Before
                                 Income             Income
                                   Tax       Net      Tax       Net
                                 Expense   Income   Expense   Income
                                 -------   ------   -------   ------
EARNINGS PER SHARE
   Basic net income
    per share (Notes 2 and 17)   $  1.61   $ 1.34   $  1.41   $ 1.12
                                 =======   ======   =======   ======

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated April 19, 2004)                 (Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS
(Amounts in New Taiwan Thousand Dollars)
--------------------------------------------------------------------------------

                                                                           Three Months Ended March 31
                                                                           ---------------------------
                                                                               2004           2003
                                                                           ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                              $ 12,906,890   $ 10,803,221
   Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for doubtful accounts                                           470,552      1,248,984
      Depreciation and amortization                                          10,304,291     10,618,129
      Reversal of allowance for losses on inventories                     (       1,297) (       9,227)
      Net loss on disposal of property, plant and equipment                      11,639         36,776
      Equity in net loss (gain) of unconsolidated companies               (       4,586)       100,093
      Deferred income taxes                                                      35,172        109,840
      Accrued pension liabilities                                         (       8,012)       120,588
      Changes in operating assets and liabilities:
         Decrease (increase) in:
            Trade notes and accounts receivable                                  67,679  (     119,748)
            Other current monetary assets                                 (      28,479) (     383,744)
            Inventories                                                   (     800,382) (   1,684,551)
            Other current assets                                          (   2,690,567) (   2,444,931)
            Overdue receivables                                           (     181,425)       251,690
         Increase (decrease) in:
            Trade notes and accounts payable                                    435,777        186,346
            Income tax payable                                                2,607,759      2,696,465
            Accrued expenses                                              (   2,783,129) (   2,104,940)
            Other current liabilities                                     (     461,282)       412,985
            Deferred income                                               (      36,314) (       3,889)
                                                                           ------------   ------------
         Net cash provided by operating activities                           19,844,286     19,834,087
                                                                           ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisitions of property, plant and equipment                          (   5,108,250) (   7,357,184)
   Proceeds from disposal of property, plant and equipment                          780            213
   Decrease (increase) of intangible assets                                     979,638  (      54,065)
                                                                           ------------   ------------
         Net cash used in investing activities                            (   4,127,832) (   7,411,036)
                                                                           ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from short-term bank loans                                               --      3,000,000
   Payment on principal of long-term loans                                           --  (  17,000,000)
   Decrease in customers' deposits                                        (     668,080) (     383,204)
   Increase (decrease) in other liabilities                               (      52,609)        43,003
                                                                           ------------   ------------

         Net cash provided used in financing activities                   (     720,689) (  14,340,201)
                                                                           ------------   ------------

                                                                     (Continued)

                                                       Three Months Ended
                                                            March 31
                                                   ---------------------------
                                                       2004           2003
                                                   ------------   ------------

NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                       $ 14,995,765  ($  1,917,150)
CASH AND CASH EQUIVALENTS, BEGINNING OF
 PERIOD                                              13,553,029      7,652,160
                                                   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $ 28,548,794   $  5,735,010
                                                   ============   ============
SUPPLEMENTAL INFORMATION
   Interest paid                                   $        114   $     42,377
   Less: Capitalized interest                                --         32,148
                                                   ------------   ------------
   Interest paid, excluding capitalized interest   $        114   $     10,229
                                                   ============   ============
   Income tax paid                                 $      6,585   $      4,100
                                                   ============   ============
NON-CASH FINANCING ACTIVITIES
   Current portion of long-term loans              $    200,000   $         --
                                                   ============   ============

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche report dated April 19, 2004)                (Concluded)

               Chunghwa Telecom Co., Ltd.

               Financial Statements as of December 31, 2003 and
               March 31, 2004 (Unaudited) and for Three Months Ended March 31, 2003 and 2004 (Unaudited)

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS
(Amounts in Millions, Except Shares and Par Value Data)
--------------------------------------------------------------------------------

                                                                          March 31
                                                  December 31,   ---------------------------
ASSETS                                    Notes       2003           2004           2004
                                          -----   ------------   ------------   ------------
                                                      NT$             NT$            US$
                                                                  (Unaudited)    (Unaudited)
                                                                                  (Note 3)
CURRENT ASSETS
   Cash and cash equivalents              9       $     13,553   $     28,549   $        865
   Trade notes and accounts
    receivable--net                                     14,813         14,489            439
   Inventories--net                                      1,220          1,380             42
   Prepaid expenses                                        494          3,144             95
   Deferred income taxes                                16,983         17,036            516
   Other current assets                                  1,703          1,738             53
                                                  ------------   ------------   ------------
      Total current assets                              48,766         66,336          2,010
                                                  ------------   ------------   ------------
INVESTMENTS IN UNCONSOLIDATED COMPANIES   4,9            3,496          3,501            106
                                                  ------------   ------------   ------------
PROPERTY, PLANT AND EQUIPMENT--Net                     329,678        322,556          9,775
                                                  ------------   ------------   ------------
INTANGIBLE ASSETS
   Deferred pension cost                  6             29,940         29,940            907
   3G concession                                        10,179         10,179            309
   Patents and computer software--net                      251            241              7
                                                  ------------   ------------   ------------
      Total intangible assets                           40,370         40,360          1,223
                                                  ------------   ------------   ------------
OTHER ASSETS
   Deferred income taxes--non-current                    2,901          2,785             84
   Other                                  9              4,484          3,452            105
                                                  ------------   ------------   ------------
      Total other assets                                 7,385          6,237            189
                                                  ------------   ------------   ------------
TOTAL ASSETS                                      $    429,695   $    438,990   $     13,303
                                                  ============   ============   ============

The accompanying notes are an integral part of the financial statements.

--------------------------------------------------------------------------------

                                                                          March 31
                                                  December 31,   ---------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY      Notes       2003           2004           2004
                                          -----   ------------   ------------   ------------
                                                      NT$            NT$            US$
                                                                  (Unaudited)    (Unaudited)
                                                                                  (Note 3)
CURRENT LIABILITIES
   Trade notes and accounts payable               $     11,713   $     11,507   $        349
   Income tax payable                                    4,923          7,531            228
   Accrued expenses                                     14,206         11,421            346
   Accrued pension liabilities                          42,199         42,730          1,295
   Current portion of deferred income                    3,186          3,021             91
   Current portion of long-term loans                       --            200              6
   Customers' deposits                    9             10,957         10,288            312
   Other current liabilities              2             19,203         16,636            504
                                                  ------------   ------------   ------------
      Total current liabilities                        106,387        103,334          3,131
                                                  ------------   ------------   ------------
OTHER LIABILITIES
   Deferred income--net of current
    portion                                             11,610         11,111            337
   Long-term loans                        9                700            500             15
   Other                                                   243            190              6
                                                  ------------   ------------   ------------
      Total other liabilities                           12,553         11,801            358
                                                  ------------   ------------   ------------
      Total liabilities                                118,940        115,135          3,489
                                                  ------------   ------------   ------------
COMMITMENTS AND CONTINGENT LIABILITIES    7
STOCKHOLDERS' EQUITY                      5
   Capital stock--NT$10 (US$0.29)
    par value; authorized, issued and
    outstanding--9,647,724,900 common
    shares                                              96,477         96,477          2,924
   Capital surplus                                     135,873        136,042          4,122
   Retained earnings                                    78,405         91,336          2,768
                                                  ------------   ------------   ------------
      Total stockholders' equity                       310,755        323,855          9,814
                                                  ------------   ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                                           $    429,695   $    438,990   $     13,303
                                                  ============   ============   ============

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS
(Amounts in Millions, Except Shares and Per Share and Per ADS Data)
--------------------------------------------------------------------------------

                                                           Three Months Ended March 31
                                                  ------------------------------------------------
                                          Notes        2003             2004             2004
                                          -----   --------------   --------------   --------------
                                                       NT$              NT$              US$
                                                   (Unaudited)       (Unaudited)     (Unaudited)
                                                                                       (Note 3)
SERVICE REVENUES                                  $       44,222   $       45,628   $        1,383
                                                  --------------   --------------   --------------
OPERATING COSTS AND EXPENSES
   Costs of services, excluding
    depreciation and amortization         2               14,220           14,491              439
   Marketing, excluding depreciation
    and amortization                      2                5,061            4,607              140
   General and administrative,
    excluding depreciation and
    amortization                          2                  748              691               21
   Research and development, excluding
    depreciation and amortization         2                  603              598               18
   Depreciation and amortization--cost
    of services                                            9,865            9,612              291
   Depreciation and amortization
    --operating expense                                      650              591               18
                                                  --------------   --------------   --------------
      Total operating costs and
       expenses                                           31,147           30,590              927
                                                  --------------   --------------   --------------
INCOME FROM OPERATIONS                                    13,075           15,038              456
                                                  --------------   --------------   --------------
OTHER INCOME
   Interest                                                   18               33                1
   Equity in net income of
    unconsolidated companies              4                   --                5               --
   Other income                                              588              578               17
                                                  --------------   --------------   --------------
      Total other income                                     606              616               18
                                                  --------------   --------------   --------------
OTHER EXPENSES
   Interest                                                   10               --               --
   Equity in net loss of unconsolidated
    companies                             4                  100               --               --
   Other expense                                              47               47                1
                                                  --------------   --------------   --------------
      Total other expenses                                   157               47                1
                                                  --------------   --------------   --------------
INCOME BEFORE INCOME TAX                                  13,524           15,607              473
INCOME TAX                                                 2,858            2,676               81
                                                  --------------   --------------   --------------
NET INCOME                                        $       10,666   $       12,931   $          392
                                                  ==============   ==============   ==============
NET INCOME PER SHARE                              $         1.11   $         1.34   $         0.04
                                                  ==============   ==============   ==============
WEIGHTED-AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                                9,647,724,900    9,647,724,900    9,647,724,900
                                                  ==============   ==============   ==============
NET INCOME PER PRO FORMA EQUIVALENT ADS           $        11.06   $        13.40   $         0.41
                                                  ==============   ==============   ==============
WEIGHTED-AVERAGE NUMBER OF PRO FORMA
 EQUIVALENT ADSs OUTSTANDING                         964,772,490      964,772,490      964,772,490
                                                  ==============   ==============   ==============

    The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS
(Amounts in Millions)
--------------------------------------------------------------------------------

                                                          Three Months Ended March 31
                                                  ------------------------------------------
                                                       2003            2004             2004
                                                  ------------   ------------   ------------
                                                      NT$            NT$             US$
                                                   (Unaudited)    (Unaudited)    (Unaudited)
                                                                                  (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                      $    10,666    $    12,931    $       392
   Adjustments to reconcile net income to net
    cash provided by operating activities:
      Provision for doubtful accounts                    1,245            471             14
      Depreciation and amortization                     10,515         10,203            309
      Net loss on disposal of scrap inventories
       and property, plant and equipment                    33              8             --
      Equity in net loss (net income) of
       unconsolidated companies                            100   (          5)            --
      Stock compensation expenses for shares
       issued to employee at a discount                    410            162              5
      Deferred income taxes                                157             63              2
      Changes in operating assets and
       liabilities:
         Decrease (increase) in:
            Trade notes and accounts receivable   (         59)  (        113)  (          3)
            Inventories                           (      1,156)  (        802)  (         24)
            Prepaid expenses                      (      2,467)  (      2,650)  (         80)
            Other current assets                  (        359)  (         69)  (          2)
            Other assets                          (         24)         1,010             30
         Increase (decrease) in:
            Trade notes and accounts payable      (        351)           436             13
            Income tax payable                           2,697          2,608             79
            Accrued expenses                      (      1,979)  (      2,785)  (         84)
            Customers' deposits                   (        384)  (        669)  (         20)
            Other current liabilities                      267   (        486)  (         15)
            Accrued pension liabilities                    977            531             16
            Deferred income                       (        838)  (        664)  (         20)
            Other liabilities                               43   (         53)  (          2)
                                                  ------------   ------------   ------------
         Net cash provided by operating
          activities                                    19,493         20,127            610
                                                  ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisitions of property, plant and
    equipment                                     (      7,357)  (      5,108)  (        155)
   Proceeds from disposal of property,
    plant and equipment                                     --              1             --
   Acquisitions of patents and computer
    software                                      (         57)  (         31)  (          1)
                                                  ------------   ------------   ------------
         Net cash used in investing activities    (      7,414)  (      5,138)  (        156)
                                                  ------------   ------------   ------------

                                                                     (Continued)

                                                          Three Months Ended March 31
                                                  ------------------------------------------
                                                      2003           2004           2004
                                                  ------------   ------------   ------------
                                                      NT$            NT$             US$
                                                   (Unaudited)    (Unaudited)    (Unaudited)
                                                                                  (Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from short-term loans--net             $     3,000   $         --   $         --
   Payments on principal of long-term loans       (     17,000)            --             --
   Additional capital contributed by government              4              7             --
                                                  ------------   ------------   ------------
      Net cash used in financing activities       (     13,996)             7             --
                                                  ------------   ------------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH
 EQUIVALENTS                                      (      1,917)        14,996            454
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD           7,652         13,553            411
                                                  ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD           $     5,735   $     28,549   $        865
                                                  ============   ============   ============
SUPPLEMENTAL INFORMATION
   Interest paid                                   $        42   $         --   $         --
                                                  ============   ============   ============
   Income tax paid                                 $         4   $          7   $         --
                                                  ============   ============   ============

    The accompanying notes are an integral part of the financial statements.
                                                                     (Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS
(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)
--------------------------------------------------------------------------------

1.   GENERAL

     Chunghwa Telecom Co., Ltd. ("Chunghwa" or "the Company") was incorporated on July 1, 1996 in the Republic of China ("ROC") pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications ("MOTC"). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications ("DGT"). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

     As a "dominant telecommunications service provider" of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

     The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company's common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings in August 2000, in September 2000, in June 2001, in December 2002, and in March 2003, in April 2003, and in July 2003. Certain of the Company's common shares were sold to its employees in October 2000, October 2001, November 2002, February 2003, April 2003, June 2003, July 2003 and December 2003. In July, 2003 the MOTC sold the Company's common shares in an international offering of securities in the form of American Depository Shares ("ADS"). The MOTC intends to continue to sell the Company's common shares in the ROC and throughout the process of privatization to the Company's employees. As of April 19, 2004 the MOTC owns 64.94% shares of the Company.

     The Company's common shares were listed and traded on the Taiwan Stock Exchange and the New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The financial statements has been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (SEC) and, in the opinion of management, include all adjustments necessary for a fair statement of the results of operations, financial position and cash flows for each period presented. The results for interim periods are not necessarily indicative of results for the full year.

     Employee Stock Compensation

     In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

     Derivative Financial Instruments

     The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net. The Company does not enter into or hold derivatives for trading or speculative purposes and only enters into contracts with highly rated financial institutions

     Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

     Recent Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities (VIE) consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities (SPE's) are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and will apply the provisions of FIN 46R with its first quarter 2004 financial statements.

3.   U.S. DOLLAR AMOUNTS

     The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2004, which was NT$33.00 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.   INVESTMENTS IN UNCONSOLIDATED COMPANIES

     The investments in unconsolidated companies comprise the following:

                                          December 31, 2003              March 31, 2004
                                     ---------------------------   ---------------------------
                                       Carrying         % of         Carrying         % of
                                         Value       Ownership         Value       OwnerShip
                                     ------------   ------------   ------------   ------------
                                         NT$                            NT$
                                                                    (Unaudited)
Equity investees:
   Chunghwa Investment ("CHI")       $        987             49   $        986             49
   Taiwan International Standard
    Electronics ("TISE")                      433             40            439             40
                                     ------------                  ------------
                                            1,420                         1,425
                                     ------------                  ------------
Cost investees:
   Taipei Financial Center ("TFC")          2,000             12          2,000             12
   RPTI International ("RPTI")                 71             12             71             12
   Siemens Telecommunication
    Systems ("Siemens")                         5             15              5             15
                                     ------------                  ------------
                                            2,076                         2,076
                                     ------------                  ------------
                                     $      3,496                  $      3,501
                                     ============                  ============

     TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the three months ended March 31, 2003 and 2004, respectively.

     CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months ended March 31, 2003 and 2002, respectively.

     The investments in TFC, RPTI and Siemens have no quoted market values and are carried at their original costs which approximates fair value.

5.   STOCKHOLDERS' EQUITY

     Under the Company's Articles of Incorporation, authorized capital is 9,647,724,900 common shares. The Company's Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

     For the purpose of privatizing the company, the MOTC sold 1,109,750 common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

     The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

     As of December 31, 2003 and March 31, 2004, a portion of the outstanding ADSs were revoked in exchange for approximately 120,160 thousand common shares and 500 thousand common shares of the Company, which represented 1.25% and 0.01% of the Company's total outstanding common shares, respectively. Therefore, the outstanding ADSs were 98,914 thousand units and 110,925 thousand units, which equaled approximately 989,140 thousand common shares and 1,109,250 thousand common shares, and represented 10.25% and 11.50% of the Company's total outstanding common shares, respectively.

     Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations. As of December 31, 2003 and March 31, 2004, the amount of retained earnings available for dividends were NT$49,159 million and NT$62,066 million (unaudited) respectively and were based on earnings as determined using ROC government regulations.

     In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

     Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

     The appropriations and distributions of the 2003 earnings of the Company have been approved by the board of directors on April 15, 2004 as follows, and are pending for the approval of stockholders:

                                        Amount
                                     ------------
Special reserve                      $         --
Legal reserve                               4,849
Dividends--$4.5 per share                  43,415
                                     ------------
                                     $     48,264
                                     ============

     The appropriation and distributions of the 2002 earning of the Company have been approved and resolved by the stockholders, for 10% legal reserve of $4,331 and cash dividends of $38,591 ($4 per share).

     The MOTC, in connection with the privatization plan of the Company, sold shares of stock at discounted prices, to employees at various times from October 2000 to October 31, 2003. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the "holding periods"), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$410 million (unaudited) for the shares purchased by employees that were subject to a discount for the three months ended March 31, 2003.

     The MOTC, in connection with the compensation of the employees, sold to employees 3,286,907 shares from February 27, 2004 to March 9, 2004 for NT$33 million. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$162 million (unaudited) as compensation expense for the three months ended March 31, 2004 for the shares purchased by employees that were subject to par value.

6.   PENSION PLAN

     Pension costs amounted to NT$1,034 million (unaudited) and NT$1,111 million (unaudited) for the three months ended March 31, 2003 and 2004, respectively. The Company's contributions to the retirement plan were NT$57 million (unaudited) and NT$581 million (unaudited) for the three months ended March 31, 2003 and 2004, respectively.

7.   COMMITMENTS AND CONTINGENT LIABILITIES

     As of March 31, 2004, the Company has remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,662 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$9,079 million (unaudited).

     The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years through 2006. Minimum rental commitments under those leases are as follows:

                                       March 31,
                                         2004
                                     ------------
                                         NT$
                                     (Unaudited)

Within the following year            $        802
During the second year                        830
During the third year                         631
During the fourth year                        361
During the fifth year and
 thereafter                                   185
                                     ------------
                                     $      2,809
                                     ============

     As of March 31, 2004, the Company had unused letters of credit of NT$9,957 million (unaudited).

     A commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

     A commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

8.   LITIGATION

     The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company's policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

     The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

9.   INFORMATION ON FINANCIAL INSTRUMENTS

     a.   The derivative financial instruments

          The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. The outstanding foreign currency forward exchange contracts as of March 31, 2004 cosisted of $17 millions in Euros with a fair market value of (NT$20 millions) with maturity dates ranging from April 29, 2004 to June 14, 2004.

          Net unrealized exchange loss for the three months ended March 31, 2004 was of $22,041 thousand.

     b.   The non-derivative financial instruments are as follows:

                                         December 31, 2003              March 31, 2004
                                     ---------------------------   ---------------------------
                                       Carrying         Fair         Carrying        Fair
                                        Amount         Value          Amount         Value
                                     ------------   ------------   ------------   ------------
                                          NT$           NT$            NT$            NT$
                                                                   (Unaudited)    (Unaudited)
Assets
   Cash and cash equivalents         $     13,553   $     13,553   $     28,549   $     28,549
   Investments in unconsolidated
    companies, accounted for using
    the equity method                       1,420          1,857          1,425          1,840
   Refundable deposits (included
    in "other assets--other")               4,018          4,018          3,040          3,040
Liabilities
   Current portion of long-term
    loans                                      --             --            200            200
   Customers' deposits                     10,957          9,337         10,288          8,706
   Long-term loans                            700            700            500            500

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

          1) Cash and cash equivalents, commercial paper issued, and short-term bank loans notes. The carrying amounts approximate fair values because of the short maturity of those instruments.

          2) Investments in unconsolidated companies, accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

          3) Refundable deposits. The carrying amounts approximate fair values as he average lease term associated with these deposits is approximately one year.

          4) Customers' deposits. The fair value is the discounted value based on projected cash flow. The projected cash flows were discounted using the average expected customer service periods.

     5) Long-term loans (including current portion of long-term loans). The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the maturity dates of long-term loans.

10.  SEGMENT REPORTING

     Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

     The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

     .  Local operations--the provision of local telephone services;

     .  DLD operations--the provision of domestic long distance call services;

     . ILD operations--the provision of international long distance call services;

     .  Cellular operations--the provision of cellular and related services;

     .  Paging operation--the provision of paging and related services;

     . Internet and data operation--the provision of Internet access, lease line, and related services;

     . All other operations--the services other than the above six categories, such as carrying out project research and providing training.

     The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

     The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company's chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company's primary measure of segment profit is based on income or loss from operations.

     a.   Business segments:

          As of and for the three months ended March 31, 2003 (unaudited)
          ---------------------------------------------------------------

                                                               Fixed-Line
                                                 --------------------------------------     Cellular
                                                   Local          DLD           ILD         Service
                                                 ----------    ----------    ----------    ----------
                                                     NT$           NT$           NT$            NT$
Service revenues for reportable segments         $   15,501    $    3,924    $    3,818    $   16,015
Elimination of intersegment amount              (     4,161)  (       668)           --   (       244)
US GAAP adjustments                                     625            25            29           190
                                                 ----------    ----------    ----------    ----------
Total service revenues from external customers   $   11,965    $    3,281    $    3,847    $   15,961
                                                 ==========    ==========    ==========    ==========
                                                                Internet
                                                   Paging       and Data      All Other       Total
                                                 ----------    ----------    ----------    ----------
                                                     NT$           NT$           NT$          NT$
Service revenues for reportable segments         $      186    $   10,506    $      430    $   50,380
Elimination of intersegment amount              (         1)  (     1,950)           --   (     7,024)
US GAAP adjustments                                      --             3   (         6)          866
                                                 ----------    ----------    ----------    ----------
Total service revenues from external customers   $      185    $    8,559    $      424    $   44,222
                                                 ==========    ==========    ==========    ==========

                                                                     (Continued)

                                                               Fixed-Line
                                                 --------------------------------------     Cellular
                                                   Local          DLD           ILD         Service
                                                 ----------    ----------    ----------    ----------
                                                     NT$           NT$           NT$            NT$
Operating costs and expenses, excluding
 depreciation and amortization                   $    7,832    $    1,679    $    2,636    $    8,300
Elimination of intersegment amount              (       847)  (     1,234)  (       658)  (     3,218)
US GAAP adjustments                                     969            30            47           127
                                                 ----------    ----------    ----------    ----------
                                                 $    7,954    $      475    $    2,025    $    5,209
                                                 ==========    ==========    ==========    ==========
Unallocated corporate amount
Total operating costs and expenses, excluding
 depreciation and amortization
Depreciation and amortization                    $    5,857    $      388    $      101    $    1,397
US GAAP adjustments                             (        65)  (         5)  (         2)  (        13)
                                                 ----------    ----------    ----------    ----------
                                                 $    5,792    $      383    $       99    $    1,384
                                                 ==========    ==========    ==========    ==========
Unallocated corporate amount
Total depreciation and amortization
Income from operations                           $    1,812    $    1,857    $    1,081    $    6,318
Elimination of intersegment amount              (     3,314)          566           658         2,974
US GAAP adjustments                             (       279)           --   (        16)           76
                                                 ----------    ----------    ----------    ----------
                                                ($    1,781)   $    2,423    $    1,723     $    9,368
                                                 ==========    ==========    ==========    ==========
Unallocated corporate amount
Total income from operations
Segment income before income tax                 $    1,734    $    1,875    $    1,071    $    6,379
Elimination of intersegment amount              (     3,314)          566           658         2,974
US GAAP adjustments                             (        27)            7   (         4)          107
                                                 ----------    ----------    ----------    ----------
                                                ($    1,607)   $    2,448    $    1,725    $    9,460
                                                 ==========    ==========    ==========    ==========
Unallocated corporate amount
Total segment income before income tax

                                                                Internet
                                                   Paging       and Data      All Other       Total
                                                 ----------    ----------    ----------    ----------
                                                     NT$           NT$           NT$          NT$
Operating costs and expenses, excluding
 depreciation and amortization                   $      141    $    4,262    $      319    $   25,169
Elimination of intersegment amount              (        22)  (     1,001)  (        44)  (     7,024)
US GAAP adjustments                                       4           294           134         1,605
                                                 ----------    ----------    ----------    ----------
                                                 $      123    $    3,555    $      409        19,750
                                                 ==========    ==========    ==========
Unallocated corporate amount                                                                      882
                                                                                           ----------
Total operating costs and expenses, excluding
 depreciation and amortization                                                             $   20,632
                                                                                           ==========
Depreciation and amortization                    $       78    $    2,471    $      283    $   10,575
US GAAP adjustments                             (         1)  (        17)           --   (       103)
                                                 ----------    ----------    ----------    ----------
                                                 $       77    $    2,454    $      283        10,472
                                                 ==========    ==========    ==========
Unallocated corporate amount                                                                       43
                                                                                           ----------
Total depreciation and amortization                                                        $   10,515
                                                                                           ==========
Income from operations                          ($       33)   $    3,773   ($      172)   $   14,636
Elimination of intersegment amount                       21   (       949)           44            --
US GAAP adjustments                             (         3)  (       274)  (       140)  (       636)
                                                 ----------    ----------    ----------    ----------
                                                ($       15)   $    2,550   ($      268)       14,000
                                                 ==========    ==========    ==========
Unallocated corporate amount                                                              (       925)
                                                                                           ----------
Total income from operations                                                               $   13,075
                                                                                           ==========
Segment income before income tax                ($       34)   $    3,813   ($      186)   $   14,652
Elimination of intersegment amount                       21   (       949)           44            --
US GAAP adjustments                             (         2)  (       193)  (       106)  (       218)
                                                 ----------    ----------    ----------    ----------
                                                ($       15)   $    2,671   ($      248)       14,434
                                                 ==========    ==========    ==========
Unallocated corporate amount                                                              (       910)
                                                                                           ----------
Total segment income before income tax                                                     $   13,524
                                                                                           ==========

As of and for the three months ended March 31, 2004 (unaudited)
---------------------------------------------------------------

                                                               Fixed-Line
                                                 --------------------------------------     Cellular
                                                    Local         DLD            ILD         Service
                                                 ----------    ----------    ----------    ----------
                                                     NT$           NT$           NT$           NT$
Service revenues for reportable segments         $   14,739    $    3,598    $    3,693    $   17,498
Elimination of intersegment amount              (     4,009)  (       624)           --   (       238)
US GAAP adjustments                                     408             2             2            60
                                                 ----------    ----------    ----------    ----------
Total service revenues from external customers   $   11,138    $    2,976    $    3,695    $   17,320
                                                 ==========    ==========    ==========    ==========
Operating costs and expenses, excluding
  depreciation and amortization                  $    7,708    $    1,375    $    2,609    $    8,141
Elimination of intersegment amount              (       886)  (     1,027)  (       695)  (     3,348)
US GAAP adjustments                                     627            19            31            97
                                                 ----------    ----------    ----------    ----------
                                                 $    7,449    $      367    $    1,945    $    4,890
                                                 ==========    ==========    ==========    ==========
Unallocated corporate amount
Total operating costs and expenses, excluding
  depreciation and amortization
Depreciation and amortization                    $    5,007    $      228    $      156    $    1,321
US GAAP adjustments                             (        57)  (         3)  (         2)  (        13)
                                                 ----------    ----------    ----------    ----------
                                                 $    4,950    $      225    $      154    $    1,308
                                                 ==========    ==========    ==========    ==========
Unallocated corporate amount
Total depreciation and amortization
Income from operations                           $    2,024    $    1,995    $      928    $    8,036
Elimination of intersegment amount              (     3,123)          403           695         3,110
US GAAP adjustments                             (       162)  (        14)  (        27)  (        24)
                                                 ----------    ----------    ----------    ----------
                                                ($    1,261)   $    2,384    $    1,596    $   11,122
                                                 ==========    ==========    ==========    ==========
Unallocated corporate amount
Total income from operations
Segment income before income tax                 $    1,954    $    2,035    $      983    $    8,072
Elimination of intersegment amount              (     3,123)          403           695         3,110
US GAAP adjustments                                      93   (         7)  (        14)           20
                                                 ----------    ----------    ----------    ----------
                                                ($    1,076)   $    2,431    $    1,664    $   11,202
                                                 ==========    ==========    ==========    ==========
Unallocated corporate amount
Total segment income before income tax

                                                                Internet
                                                   Paging       and Data      All Other       Total
                                                 ----------    ----------    ----------    ----------
                                                     NT$           NT$           NT$           NT$
Service revenues for reportable segments         $       89    $   12,264    $      599    $   52,480
Elimination of intersegment amount                       --   (     2,446)           --   (     7,317)
US GAAP adjustments                                      --            --   (         7)          465
                                                 ----------    ----------    ----------    ----------
Total service revenues from external customers   $       89    $    9,818    $      592    $   45,628
                                                 ==========    ==========    ==========    ==========
Operating costs and expenses, excluding
  depreciation and amortization                  $       85    $    5,293    $      906    $   26,117
Elimination of intersegment amount              (        17)  (     1,278)  (        66)  (     7,317)
US GAAP adjustments                                       2           275            81         1,132
                                                 ----------    ----------    ----------    ----------
                                                 $       70    $    4,290    $      921        19,932
                                                 ==========    ==========    ==========
Unallocated corporate amount                                                                      455
                                                                                           ----------
Total operating costs and expenses, excluding
  depreciation and amortization                                                            $   20,387
                                                                                           ==========
Depreciation and amortization                    $       77    $    3,157    $      333    $   10,279
US GAAP adjustments                             (         1)  (        25)           --   (       101)
                                                 ----------    ----------    ----------    ----------
                                                 $       76    $    3,132    $      333        10,178
                                                 ==========    ==========    ==========
Unallocated corporate amount                                                                       25
                                                                                           ----------
Total depreciation and amortization                                                        $   10,203
                                                                                           ==========
Income from operations                          ($       73)   $    3,814   ($      640)   $   16,084
Elimination of intersegment amount                       17   (     1,168)           66            --
US GAAP adjustments                             (         1)  (       250)  (        88)  (       566)
                                                 ----------    ----------    ----------    ----------
                                                 $       57)   $    2,396   ($      662)       15,518
                                                 ==========    ==========    ==========
Unallocated corporate amount                                                              (       480)
                                                                                           ----------
Total income from operations                                                               $   15,038
                                                                                           ==========
Segment income before income tax                ($       74)   $    3,846   ($      658)   $   16,158
Elimination of intersegment amount                       17   (     1,168)           66            --
US GAAP adjustments                                      --   (       134)  (        57)  (        99)
                                                 ----------    ----------    ----------    ----------
                                                ($       57)   $    2,544   ($      649)       16,059
                                                 ==========    ==========    ==========
Unallocated corporate amount                                                              (       452)
                                                                                           ----------
Total segment income before income tax                                                     $   15,607
                                                                                           ==========

                                     - 12 -

     b.   Geographic information

          The users of the Company's services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

                                                    Three Months Ended
                                                          March 31
                                                 -------------------------
                                                     2003          2004
                                                 -----------   -----------
                                                     NT$           NT$
                                                 (Unaudited)   (Unaudited)
Taiwan, ROC                                      $    42,822   $    44,238
Overseas                                               1,400         1,390
                                                 -----------   -----------
Total                                            $    44,222   $    45,628
                                                 ===========   ===========

     c.   Gross sales to major customers

          The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

          The Company has non-revenue generating offices in Hong Kong, Thailand and the United States of America. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.04 million and NT$0.03 million (unaudited) at December 31, 2003 and March 31, 2004, respectively, are located in Taiwan, ROC.

                           [Logo of Chunghwa Telecom]

    Chunghwa Telecom Reports Operating Results for the Calendar Year 2003 and
                            the First Quarter of 2004

Taipei, Taiwan, R.O.C. April 27, 2004 - Chunghwa Telecom Co., Ltd (TAIEX: 2412,
NYSE: CHT) ("Chunghwa" or "the Company"), today reported revenues for the year ending December 31, 2003 of NT$182.5 billion, net income of NT$47.3 billion and fully-diluted earnings per common share (EPS) of NT$4.90, or US$1.44 per ADS. The Company also reported earnings results for the first quarter of 2004 with revenues of NT$45.6 billion, net income of NT$12.9 billion and earnings per share (EPS) of NT$1.34, or US$0.41 per ADS. All figures were prepared in accordance with US GAAP.

Revenues and Costs

Total revenue for 2003 was NT$182.5bn, a 1.7% increase YoY. Of this, 42.5% was from fixed-line services, 36.6% was from wireless services and 19.5% was from Internet and data services, with the remainder from others. Revenue from the Company's wireless, and Internet and data services grew by 4.4% and 14%, respectively. International and domestic long distance revenue declined slightly by 0.2% and 4.1%, respectively, due to traffic migration and fixed line competition. Local call revenue declined by 6.5% YoY, mostly due to the mobile substitution effect and the migration to broadband from dial-up Internet access.

Total operating costs and expenses for 2003 increased by 2.3% YoY. This was primarily due to the increase in personnel expenses resulting from discount provided for employee stock subscription. The Company will continue to implement stringent cost control.

Total revenue for first quarter of 2004 was NT$45.6bn, a 3.2% increase YoY. Of this, 39.0% was from fixed-line services, 38.2% was from wireless services and 21.5% was from Internet and data services, with the remainder from others. We have continued to shift our revenue mix towards growing businesses including Internet and data and cellular services. As compared to the first quarter of 2003, fixed-line revenue decreased by 6.7%, and wireless, and Internet and data revenue continued to grow by 7.8% and 14.7% respectively.

Total operating costs and expenses for first quarter of 2004 were NT$30.6bn, a 1.8% decrease YoY. This was mainly due to decrease in bad debt provision and depreciation and amortization expenses.

Businesses Performance Highlights
Internet and Data Services

..    Internet and data revenue for 2003 increased by 14.0% YoY to approximately
     NT$35.6bn. Revenue in the first quarter of 2004 was NT$9.8bn, a 14.7% increase YoY.

..    Total Internet subscribers number was over 3.55mn as of Dec. 31, 2003, a 7%
     increase YoY. In the first quarter of 2004, we had 3.63mn subscribers contributed by 75,000 net addition at the end of March.

..    ADSL subscribers totaled 2.43mn as of Dec. 31, 2003, a 44% increase YoY. We had continued our ADSL subscriber growth and had 2.59mn subscribers as of the end of March.

Wireless Services

..    Total wireless revenues for 2003 increased by 4.4% YoY to NT$66.8bn. For the first quarter of 2004, wireless revenues grew by 7.8% YoY to NT$17.4bn.

..    At the end of 2003, mobile subscribers reached 8.27mn, a 11.4% YoY increase. At the end of March 2004, we had 8.08mn mobile subscribers. Chunghwa continued to be #1 in both revenue and subscribers Chunghwa continues to be the leading wireless provider in Taiwan in both revenue and subscriber market share with 36% and 33% respectively as of the end of February.

Fixed Line Services

..    Total fixed line revenues declined by 4.9% to NT$77.5bn mainly due to fixed line competition, mobile substitution effect and continuous migration of dial-up subscribers to ADSL broadband services. Fixed-line revenue for the first quarter of 2004 was NT$17.8bn, a decrease of 6.7% YoY.

..    Chunghwa's total fixed line subscriber base stood at approximately 13.14mn as of Dec. 31, 2003, and increase of 1.2% YoY. As at the end of March 2004, the number of fixed line subscribers totaled 13.18mn.

Financial Statements

Financial statements and additional operational data can be found on our website at www.cht.com.tw/ir/filedownload.
   ------------------------------

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press conference contain "forward-looking statements" within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of state owned enterprises by the ROC government and extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled "Risk Factors" in Chunghwa Telecom's Form F-1 filed with the U.S. Securities and Exchange Commission in connection with our U.S. initial public offering.

The financial statements included in this press conference were unaudited, and prepared and published in accordance with U.S. GAAP. Chunghwa Telecom also prepared certain financial statements for the same periods discussed in this press conference under ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press conference reflect the current belief of Chunghwa Telecom as of the date of this press conference and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fufu Shen
Investor Relations
+886 2 2344 5488
chtir@cht.com.tw
----------------